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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
                                SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             COMSHARE, INCORPORATED
                           (Name of Subject Company)

                             COMSHARE, INCORPORATED
                      (Name of Person(s) Filing Statement)

                         COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                   205912108
                     (CUSIP Number of Class of Securities)

                               BRIAN J. JARZYNSKI
          SENIOR VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND TREASURER
                             COMSHARE, INCORPORATED
                              555 BRIARWOOD CIRCLE
                           ANN ARBOR, MICHIGAN 48108
                                 (734)994-4800
    (Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                WITH COPIES TO:

                             THOMAS S. VAUGHN, ESQ.
                              DYKEMA GOSSETT PLLC
                             400 RENAISSANCE CENTER
                            DETROIT, MICHIGAN 48243
                                 (313) 568-6800

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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                                 SCHEDULE 14D-9

ITEM 1.  SUBJECT COMPANY INFORMATION

     The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9" or this "Statement") relates is Comshare, Incorporated, a Michigan corporation (the "Company"). The principal executive offices of the Company are located at 555 Briarwood Circle, Ann Arbor, Michigan 48108. The telephone number of the principal executive offices of the Company is (734) 994-4800.

     The title of the class of equity securities to which this Schedule 14D-9 relates is the Company's common stock, par value $1.00 per share (the "Shares"), together with the Series A Preferred Stock purchase rights (the "Rights") attached thereto issued pursuant to the Rights Agreement, dated as of September 16, 1996, between the Company and Computershare Investor Services LLC, as successor to KeyBank National Association, Key Corp Shareholder Service, Inc. and Harris Trust and Savings Bank's corporate trust business, as Rights Agent (the "Rights Agreement"). As of June 30, 2003, there were 10,827,583 Shares outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

     The name, address and telephone number of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     This Statement relates to the tender offer by Conductor Acquisition Corp. (the "Purchaser"), a Michigan corporation and an indirect wholly-owned subsidiary of Geac Computer Corporation Limited, a corporation governed by the Canada Business Corporations Act ("Geac"), to purchase all the outstanding Shares, including the associated Rights, at a purchase price of $4.60 per Share, net to the seller in cash without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 1, 2003 and the related Letter of Transmittal (which together with any amendments and supplements thereto, collectively constitute the "Offer"). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, to this Statement and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by the Purchaser with the United States Securities and Exchange Commission (the "SEC") on July 1, 2003. The Purchaser is making the Offer pursuant to an Agreement and Plan of Merger dated June 22, 2003 among Geac, Purchaser and the Company (the "Merger Agreement"). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following the completion of the Offer and in accordance with the relevant provisions of the Michigan Business Corporation Act ("MBCA"), Purchaser will be merged with and into the Company (the "Merger"). Upon consummation of the Merger, the Company will continue as the surviving corporation and will become a subsidiary of Geac. In the Merger, each Share issued and outstanding immediately prior to the effective time (other than Shares owned by the Company, Geac or any of their respective subsidiaries) will be converted into the right to receive the same amount in cash per Share that is paid pursuant to the Offer.

     The Schedule TO states that the principal executive offices of Geac and Purchaser are located at 11 Allstate Parkway, Suite 300, Markham, Ontario Canada, and their telephone number is (905) 475-0525. All information in this
Schedule 14D-9 or incorporated by reference herein concerning Geac or Purchaser or their affiliates, or actions or events in respect of either of them, was provided by Geac or Purchaser, and the Company assumes no responsibility therefor.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     Certain information regarding agreements, arrangements, transactions or understandings between the Company and its subsidiaries, on the one hand, and the Company's executive officers and directors or affiliates, on the other hand, are described in the Information Statement (the "Information Statement") pursuant to Rule 14f-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") that is attached as Annex B to this Statement and is incorporated by reference. Certain executive officers, directors and affiliates of the Company have interests in the Offer and the Merger, which are described herein and in the Information Statement, which may differ from those of the Company's shareholders, and which may present or have presented them with certain actual or potential conflicts of interest in connection with the negotiation and execution of the Merger Agreement and consummation of the Offer and Merger. The Board of Directors (the "Board") of the Company was aware of and considered these actual and potential conflicts of interest, along with the other items described below in Item 4, in deciding to approve the Merger Agreement and the transactions contemplated thereby. Except as set forth in this Statement (including in the Exhibits hereto and in Annex B hereto) or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement there exists no material agreement, arrangement, or understanding or any actual or potential conflict of interest between the Company or its affiliates and (1) the Company's executive officers, directors or affiliates or (2) Geac, the Purchaser, or any of their respective executive officers, directors or affiliates.

  CONFIDENTIALITY AGREEMENTS

     On April 24, 2003, the Company and Geac entered into a confidentiality agreement (the "Company Confidentiality Agreement") in connection with Geac's evaluation of the Company and the Company's provision of certain information to Geac. On June 22, 2003, the Company and Geac entered into a nondisclosure agreement (the "Geac Confidentiality Agreement") in connection with the dissemination of certain information regarding Geac to the Company. A summary of the material terms of each of the Company Confidentiality Agreement and the Geac Confidentiality Agreement is set forth under the caption "Description of Merger Agreement, Voting and Tender Agreements and Confidentiality Agreements" in the Offer, which is incorporated herein by reference. The summary of each of the Company Confidentiality Agreement and the Geac Confidentiality Agreement contained in the Offer does not purport to be a complete description of the terms and conditions of the Company Confidentiality Agreement or Geac Confidentiality Agreement and is qualified in its entirety by reference to the Company Confidentiality Agreement and Geac Confidentiality Agreement, which are filed herewith as Exhibits (a)(5) and (a)(6), respectively, to this Statement and incorporated herein by reference.

  THE MERGER AGREEMENT

     A summary of the material terms of the Merger Agreement is set forth under the caption "Description of Merger Agreement, Voting and Tender Agreements and Confidentiality Agreements" in the Offer, which is incorporated herein by reference. Such summary does not purport to be a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement, which is attached as Exhibit (a)(4) to this Statement and incorporated herein by reference.

  REPRESENTATION ON THE BOARD

     The Merger Agreement provides that, subject to compliance with Section 14(f) of the Securities Exchange Act and Rule 14f-1 promulgated thereunder, as soon as practicable following the acceptance for payment pursuant to the Offer of a number of Shares that, together with any Shares then owned by Geac or any of its subsidiaries, represents at least a majority of the then outstanding Shares determined on a fully diluted basis, i.e., after giving effect to the exercise, conversion or termination of all options, warrants, rights and securities exercisable or convertible into Shares (the "Minimum Condition"), Geac shall be entitled to designate the number of directors (the "Geac Designees"), rounded up to the next whole number, on the Company's Board of Directors that equals the product of (i) the total number of directors on the Board of Directors (giving effect to the election of any additional directors pursuant to the Merger Agreement) and (ii) the percentage that the number of Shares beneficially owned by Geac (including Shares accepted for payment) bears to the total number of Shares outstanding. The Company shall take all action necessary to cause the Geac Designees to be elected or appointed to the Board of Directors, including increasing the number of directors and seeking and accepting resignations of incumbent directors. The Company shall use its best efforts to cause individuals designated by Geac to constitute the number of members, rounded up to the next whole number, on each committee of the Board of Directors, other than a committee of independent directors, described more fully below and in the Merger Agreement, that represents the same percentage as such individuals represent on the Board of Directors. If the Geac Designees are appointed or elected to the Board of Directors, until the Company is merged into Purchaser, the Board of Directors shall have at least two independent directors who were directors on the date the Merger Agreement was executed and who are neither officers or employees of the Company, nor officers, shareholders, affiliates or associates (within the meaning of the Securities Act of 1933 or the Exchange Act) of Geac or persons having any other material relationship with Geac; provided that if less than two independent directors remain, the other directors shall designate persons to fill the vacancies who meet the foregoing criteria, and such persons shall be deemed to be independent directors for purposes of the Merger Agreement.

     Following the election or appointment of the Geac Designees and prior to the effective time of the Merger, the approval of a majority of the independent directors, acting as a committee of the Board of Directors, shall be required to authorize (and such authorization shall constitute the authorization of the Board of Directors and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize) any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement requiring action by the Board of Directors (other than Section 2.04(e)(iii) of the Merger Agreement, which provides for the Top-Up Option), any extension of time for performance of any obligation or action by Geac or Purchaser, any waiver of compliance with any of the agreements or conditions for the benefit of the Company (other than Section 2.04(e)(iii) of the Merger Agreement), any action as to which the consent or agreement of the Company is required under the Merger Agreement, and the assertion or enforcement of the Company's rights under the Merger Agreement to object to (i) failure to consummate the Merger for failure of a condition for the benefit of the Company to be satisfied or (ii) a termination of the Merger Agreement in accordance with its terms.

  TOP-UP OPTION

     Under the Merger Agreement, the Company granted to Purchaser an irrevocable option (the "Top-Up Option"), to be exercisable only on or after the expiration date of the Offer (as extended in accordance with the Merger Agreement), to purchase that number of Shares equal to the lowest number of Shares that, when added to the number of Shares owned by Purchaser at the time of such exercise, constitutes one share more than 90% of the Shares then outstanding (assuming the issuance of the Top-Up Option Shares and the exercise of all outstanding exercisable options to purchase Shares with an exercise price less than $4.60 per Share), at a price per share of $4.60. The Top-Up Option is not exercisable unless immediately after such exercise Purchaser would own more than 90% of the Shares then outstanding. In no event is the Top-Up Option exercisable for a number of shares in excess of the Company's then authorized but unissued Shares (giving effect to Shares reserved for issuance under stock options as though they were outstanding) or if delivery of the Top-Up Option Shares would require the approval of the Company's shareholders under the rules and regulations of The Nasdaq Stock Market. Purchaser may exercise the Top-Up Option, in whole but not in part, at any one time after the occurrence of a Top-Up Exercise Event. For purposes of the Merger Agreement, a "Top-Up Exercise Event" occurs only upon Purchaser's acceptance for payment pursuant to the Offer of Shares, or acquisition of Shares, constituting at least 80% of the Shares then outstanding.

  TENDER AND VOTING AGREEMENTS

     Concurrently with the execution of the Merger Agreement, each of Dennis G. Ganster, the Chairman of the Board and Chief Executive Officer and President of the Company, Codec Systems Limited ("Codec"), a principal shareholder and distributor of the Company whose Chairman, Anthony Stafford, is a member of the Company's Board of Directors, and Anthony Stafford entered into Voting and Tender Agreements with Geac and the Purchaser. Pursuant to these agreements, each of Mr. Ganster, Codec and Mr. Stafford have agreed, among other things, to tender all of their Shares pursuant to and in accordance with the terms of the Offer and, once tendered, not to withdraw them, and to vote their Shares in favor of the Merger in any vote of the Company's shareholders. The Voting and Tender Agreements may be terminated by Codec, and by Messrs. Ganster and Stafford, under certain circumstances, including upon the termination of the Merger Agreement. The Voting and Tender Agreements entered into by (i) Codec and Mr. Stafford and

(ii) Mr. Ganster are filed as Exhibits (a)(7) and (a)(8), respectively, to this Statement and are incorporated herein by reference.

     In the spring of 2003, representatives of Codec and Geac engaged in preliminary discussions regarding a potential commercial relationship between the two companies. The discussions were terminated in connection with Geac's exploration of a potential acquisition of the Company.

  BENEFIT PLANS

     The Merger Agreement provides that for at least one year from and after the effective time of the Merger, Geac will cause the Company, as the survivor of the Merger to provide those of its and its subsidiaries' employees who were employed by the Company or its subsidiaries immediately prior to the completion of the Offer with compensation at least as favorable, in the aggregate, as the compensation provided by the Company and its subsidiaries to such employees immediately prior to the date of the Merger Agreement, and benefits that are substantially equivalent in the aggregate to those that are provided to employees of Geac having comparable levels of responsibility. This does not preclude Geac or the Company or its subsidiaries at any time following the effective time of the Merger from terminating the employment of any Company employee nor from terminating or amending any employee plan in accordance with its terms and applicable law and such benefits.

     Geac also agreed in the Merger Agreement to give each Company employee full credit in respect of his or her employment with the Company or its subsidiaries prior to the effective time of the Merger for purposes of eligibility, vesting, level of benefits and service, other than benefit accrual under any defined benefit plans, under any new employee benefit plans offered by the surviving corporation after the Merger or any benefit plan maintained by Geac in which the Company employee is permitted to participate (to the extent that the corresponding benefit plan currently provided to Company employees gave such credit).

     In the Merger Agreement, Geac acknowledged and agreed that the consummation of the transactions contemplated by the Merger Agreement will constitute a "change of control" of the Company for purposes of each Company benefit plan and each program, policy and agreement covering any current or former employee of the Company and its subsidiaries and, accordingly agreed to honor all provisions under such benefit plans, programs, policies and agreements relating to a change of control.

     These provisions of the Merger Agreement do not preclude Geac from seeking to (i) modify any employment agreement with the consent of the affected employee or employees or (ii) modify any Company benefit plan to the extent such modification is permitted by the terms of such benefit plan and is consistent with the Merger Agreement.

  STOCK OPTIONS

     Under the Merger Agreement, at or immediately prior to the effective time of the Merger, each outstanding stock option to purchase Shares under any employee or director stock option or compensation plan or arrangement of the Company, whether or not vested or exercisable and without regard to any agreements qualifying the right to retain or exercise any such option or award, shall be canceled, and the Company will pay each holder of any such option for each such option an amount in cash determined by multiplying (a) the excess, if any, of $4.60 over the applicable per share exercise price or base price, if any, of such option by (b) the number of Shares underlying such option. Under the terms of the plans under which the stock options were issued, vesting of all options accelerates at the effective time of the Merger.

     The following table sets forth information with respect to options with an exercise price less than $4.60 held by each of the Company's directors and executive officers.

                                                                       NUMBER OF SHARES          WEIGHTED
                                                                      SUBJECT TO OPTIONS     AVERAGE EXERCISE
                                                                       WITH AN EXERCISE        PRICE OF SUCH
NAME                                         POSITION                PRICE LESS THAN $4.60        OPTIONS
----                                         --------                ---------------------   -----------------
Dennis G. Ganster..............  Chairman of the Board, President           110,000               $3.0979
                                 and Chief Executive Officer
Brian Hartlen..................  Senior Vice President, Marketing            40,000                2.7985
Brian J. Jarzynski.............  Senior Vice President, Chief                42,500                2.7838
                                 Financial Officer, Treasurer and
                                 Assistant Secretary
Kenneth Kane...................  Senior Vice President, Direct               55,000                2.8716
                                 Operations
David King.....................  Senior Vice President, Product              42,000                3.0715
                                 Development and Chief Technology
                                 Officer
Geoffrey Bloom.................  Director                                    21,500                2.5933
Richard Crandall...............  Director                                    21,500                2.5933
Kathryn A. Jehle...............  Director                                    55,000                3.0251
John H. MacKinnon..............  Director                                    15,000                2.0200
Alan G. Merten.................  Director                                    21,500                2.5933
John F. Rockart................  Director                                    21,500                2.5933
Anthony G. Stafford............  Director                                    15,000                2.2000

  INDEMNIFICATION AND INSURANCE

     The Merger Agreement provides that for six years after the effective time of the Merger, the Company will indemnify and hold harmless each present and former officer and director of the Company and of any subsidiary of the Company in respect of acts or omissions occurring at or prior to the effective time of the Merger to the fullest extent permitted by Michigan law or provided under the Company's articles of incorporation and bylaws in effect on the date of the Merger Agreement. The Merger Agreement also provides that at the date (the "Cut-Off Date") on which Purchaser accepts for payment pursuant to the Offer a number of Shares that meets the Minimum Condition, Geac will arrange for the Company to obtain, and following the effective date of the Merger the surviving corporation will maintain in effect, a fully paid officers' and directors' liability insurance policy in respect of acts or omissions occurring prior to the Cut-Off Date covering each present and former officer and director of the Company and of any subsidiary of the Company currently covered by the Company's officers' and directors' liability insurance policy on terms with respect to coverage and amount that are no less favorable than those of such policy in effect on the date of the Merger Agreement and extending for a period of six years from the Cut-Off Date.

  EMPLOYMENT AGREEMENTS

     Each of Mr. Hartlen and Dr. King have entered into letter agreements whereby they will retain positions with the Company on terms that are substantially similar to their current positions with the Company, effective upon the consummation of the Offer. Geac has offered to enter into a retention agreement with Mr. Kane. These agreements, and certain change in control agreements to which Messrs. Ganster, Hartlen, King, Kane and Jarzynski and the Company are parties, are described more fully in the Information Statement under the heading "Employment Agreements and Termination/Change in Control Arrangements," which description is incorporated herein by reference.

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

  STANDSTILL AGREEMENT

     On August 15, 2002, the Company, Codec, and Mr. Stafford entered into a Standstill Agreement. Pursuant to the Standstill Agreement, Mr. Stafford became a director of the Company, and on October 16, 2002, John H. MacKinnon was appointed to the Company's Board of Directors. In accordance with the Standstill Agreement, Codec, Mr. Stafford and Mr. MacKinnon have agreed, among other things, to vote, and use their best efforts to cause their officers, directors, managing personnel, affiliates, associates and immediate family to vote all of the Shares owned by them for each of the Company's nominees for election to the Board and, in other matters, in accordance with the recommendation of the Company's Board, or, if so directed by the Board, pro rata with all other shareholders. In addition, under the Standstill Agreement, Codec, Mr. Stafford, Mr. MacKinnon and their officers, directors, managing personnel, affiliates, associates and immediate family (the "Codec Group") agreed to not take several enumerated actions including, but not limited to, (i) conducting a proxy contest
(A) for election of directors, (B) in opposition to a Board proposal or (C) in support of a shareholder proposal, or assist others to do so; (ii) calling a shareholder meeting or seeking representation on the Board; (iii) making, assisting or encouraging any proposals to acquire the Company, except in the capacity as a Board member at Board meetings; (iv) making public statements critical of the Company; (v) issuing press releases regarding the Company; (vi) joining a "group" other than the Codec Group or (vii) acting to control or influence the Company, except in the capacity as a Board member at Board meetings.

     On June 22, 2003, the Company, Codec and Mr. Stafford entered into a Waiver of Certain Provisions of Standstill Agreement (the "Waiver Agreement") whereby the Company (i) waived the obligations of each of Codec and Stafford to comply with certain provisions of the Standstill Agreement to the extent required to permit Codec and Stafford to enter into and perform their obligations under the Tender and Voting Agreement entered into with Geac and Purchaser, (ii) consented to the performance by each of Codec and Stafford of their obligations under the Tender and Voting Agreement and (iii) agreed that the performance of such obligations would not constitute a breach of the Standstill Agreement. The Waiver Agreement is filed as Exhibit (a)(34) to this Statement and is incorporated herein by reference.

  BRYANT PARK CAPITAL, INC.

     Please see Item 5 of this Statement for a description of the relationship between Mr. Richard Crandall, a director of the Company, and Bryant Park Capital, Inc., which description is incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     a. Recommendation of the Board. At a meeting held on June 19, 2003, the Board of Directors of the Company, by unanimous vote of all the directors, (i) determined that the Offer and the Merger are fair to and in the best interests of the Company's shareholders and declared them advisable, (ii) approved the Merger Agreement and the transactions provided for therein, including the Offer and the Merger and (iii) recommended that shareholders of the Company tender their Shares in the Offer and approve and adopt the Merger Agreement and the Merger.

ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS THAT THE HOLDERS OF THE SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     b. Background. In November 2002, the Company's executive management and Board of Directors met and discussed the possibility that the Company's prospects for improved shareholder value might be enhanced by exploring strategic alternatives. The Company's legal counsel reviewed for the Board the fiduciary duties of the Company's Board when considering strategic alternatives for the Company. On November 22, 2002, the Company engaged Bryant Park Capital, Inc. ("Bryant Park Capital") to act as the Company's exclusive financial advisor in connection with evaluating the Company's strategic alternatives.

     Beginning in December 2002, the Company approached various parties about the possibility of acquiring the Company. In January 2003, the Company prepared a Confidential Informational Memorandum (the "Confidential Memorandum"), which contained a brief description of the Company's business, as well as

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certain financial information. During 2003, the Company signed confidentiality agreements with a number of parties, providing them with access to the Confidential Memorandum and additional information about the Company, and provided them the ability to meet with management. Representatives of Bryant Park Capital and Richard Crandall, a director of the Company, acting on behalf of the Company, discussed a potential transaction with these parties. Seven parties commenced due diligence investigations of the Company and had meetings with members of the Company's management, including Dennis Ganster, Chairman, President and Chief Executive Officer; Brian Hartlen, Senior Vice President, Marketing; David King, Senior Vice President, Product Development and Chief Technology Officer; Kenneth Kane, Senior Vice President, Direct Operations; and Brian Jarzynski, Senior Vice President and Chief Financial Officer. On February 14, 2003, the Board held a regularly scheduled meeting. Among the matters covered was the status of discussions with parties potentially interested in engaging in a transaction with the Company. By mid-March 2003, there were three parties interested in discussing further the possible acquisition of the Company. Over the course of the next month, the Company engaged in continuing discussions and due diligence activities with these and other potentially interested parties. On March 31, 2003, the Board met to discuss the status of discussions with interested parties.

     On April 1, 2003, a member of the Company's Board of Directors and a member of Geac's board of directors discussed Geac's interest in a potential transaction with the Company. On April 14, 2003, Mr. Crandall and William Nelson, a member of the board of directors of Geac, discussed the nature of Geac's interest in the Company. As a result of that contact, Charles S. Jones, Executive Chairman of Geac, contacted Mr. Crandall on April 21, 2003 to discuss a potential acquisition of the Company. On April 24, 2003, Geac and the Company entered into a confidentiality agreement, and Bryant Park Capital, at the Company's request, provided Geac with the Confidential Memorandum and additional information about the Company. On April 25, 28 and 29, and May 2, 2003, members of the management of Geac, including Mr. Jones; Paul Birch, President and Chief Executive Officer; Tim Wright, Chief Technology Officer; Jay Sherry, Senior Vice President, Marketing and Strategic Alliances; and Joyce Koenig, Vice President, Strategic Financial Analysis, met with members of the Company's management in Ann Arbor, Michigan and Boston, Massachusetts to conduct initial due diligence.

     On several occasions between April 30 and May 5, 2003, Mr. Jones and Mr. Crandall discussed the terms of a non-binding indication of interest. On May 7, 2003, Geac submitted a written non-binding indication of interest to acquire the Company. The Company and Geac negotiated the final terms of the indication of interest over the next few days. The final indication of interest provided for Geac to acquire all of the Company's outstanding Shares for an aggregate price of $53 million in cash (which represented approximately $4.68 per Share), with standard conditions, including satisfactory completion of due diligence and execution of voting and tender agreements by each of Codec and Dennis Ganster. Geac also indicated that the transaction would be fully financed from Geac's available cash. On May 8, 2003, the Board met to discuss the status of discussions with the parties that had expressed an interest in acquiring the Company. On May 12, 2003, Dykema Gossett PLLC, counsel to the Company, provided Geac with a draft merger agreement. On May 13, 2003, the non-binding indication of interest was approved by the Company's Board and executed by the parties. The indication of interest provided Geac with an exclusivity period through June 3, 2003, during which the Company agreed to not knowingly solicit, initiate, participate in discussions or negotiations (including discussions pending on the date of the letter) or otherwise cooperate in any way with any other person, entity or group concerning an acquisition of the Company or enter into any agreement to effect any such transaction; provided, however, that the exclusivity period terminated in the event that Geac proposed paying total consideration in any acquisition of the Company that was less than $53 million. In any event, the exclusivity period did not preclude the Company from complying with the requirements of Securities and Exchange Commission Rule 14e-2.

     On May 14, 2003, Geac commenced confirmatory due diligence, including accounting and legal due diligence, of the Company. Between May 20 and May 28, 2003, representatives from PricewaterhouseCoopers LLP, Geac's accountants, visited the Company's facilities and conducted financial and accounting due diligence, while Geac's legal representatives from Blake, Cassels & Graydon LLP and Foley Hoag LLP also conducted legal due diligence. On May 29 and June 4, 2003, representatives from the Company, including

Mr. Jarzynski, held telephone conferences with representatives from Geac regarding due diligence matters. On June 2, 2003, Mr. Crandall advised Mr. Jones that the exclusivity period contained in the indication of interest would not be extended. On June 5, 2003, Mr. Crandall and Mr. Jones had a telephone discussion and exchanged e-mail correspondence regarding certain due diligence matters.

     On June 6, 2003, the Company received initial comments from Geac to the draft of the Merger Agreement that had been prepared by the Company's legal counsel, as well as a draft tender and voting agreement. On the evening of June 6, 2003, Mr. Crandall was contacted by Mr. Jones who indicated that Geac's board had met that evening to review the results of due diligence review and the status of the transactions, and had determined to lower its aggregate offer price to $48 million (which represented approximately $4.27 per share). Mr. Crandall then indicated to Mr. Jones that he did not believe that the Company's Board would accept such a proposal. Mr. Crandall and Mr. Jones had subsequent discussions over the next few days, and on the evening of June 8, 2003, Geac agreed to increase the aggregate offer price to $52 million.

     The Company's legal counsel provided responses to Geac's comments on the Merger Agreement on June 10, 2003 and provided comments on the tender and voting agreement on June 12, 2003. On June 13, 2003, the Board met to discuss the status of discussions with Geac and the terms of the proposed Merger Agreement. The parties then engaged in negotiation of the specific terms of the transaction documents, including, without limitation, the conditions to the Offer, the circumstances under which the parties could terminate the Merger Agreement and the amount of the termination fee if the Company terminated the Merger Agreement. Through the course of negotiations, the Company and its legal and financial advisors continued to provide Geac and its financial and legal advisors with material in response to Geac's due diligence requests. On several occasions during this period of negotiation, Mr. Crandall and Mr. Jones had telephone conversations to discuss and resolve certain contract terms and other outstanding issues.

     On June 18, 2003, Geac informed the Company that Geac's board had approved the Merger Agreement and other related agreements, subject to the resolution of outstanding issues and the finalization of definitive documentation in form satisfactory to Messrs. Jones and Birch.

     On June 19, 2003, the Company's Board of Directors held a meeting to evaluate the proposed transaction with Geac. At that meeting, prior to any Board action, the Company's legal counsel reviewed the Board's fiduciary duties and the material terms of the Merger Agreement, including the termination provisions and break-up fees. Also at such meeting, Bryant Park Capital rendered to the Board an oral opinion (which opinion was confirmed by delivery of a written opinion dated June 22, 2003, the date of the Merger Agreement) to the effect that, as of the date of the opinion and based upon and subject to certain matters stated in the opinion, the $4.60 net per Share cash consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than Geac and its affiliates) was fair, from a financial point of view, to such holders. After further discussion, the Board approved the Merger Agreement and other related agreements, and determined that the transaction was fair to and in the best interests of the Company's shareholders and declared it advisable.

     After the meeting of the Company's Board of Directors on June 19, 2003, the Company informed Geac that its Board had approved the transactions with Geac, subject to resolution of outstanding issues and finalization of definitive documentation. Over the next several days, legal counsel for each of the Company and Geac negotiated resolution of all remaining outstanding issues and Geac completed negotiations and signed employment agreements with Messrs. Hartlen and King, which was a condition to Geac and Purchaser signing the Merger Agreement.

     The Merger Agreement and other related agreements were executed on June 22, 2003, and the transaction was announced publicly through press releases issued by each of the Company and Geac before the opening of trading in the Company's Common Stock on the Nasdaq National Market(R) on June 23, 2003.

     The Company's Board of Directors met on June 29, 2003 to consider a letter received from a party expressing an interest in submitting a proposal to acquire all of the outstanding Shares at an unspecified cash price, subject to completion of due diligence. The letter indicated that the proposal would be "materially higher" than $4.60 per Share. The Company's Board concluded at the meeting that, because the letter did not contain sufficient details concerning the proposal, including the absence of a price and financing information, the Board was not able to determine that the proposal may result in a Superior Proposal (as defined in "Item 4. The Solicitation or Recommendation -- Reasons for the Recommendation" below) and advised the third party of that conclusion.

     On July 1, 2003, in accordance with the Merger Agreement, the Purchaser commenced the Offer.

     c. Reasons for the Recommendation. In reaching its decision to approve the Merger Agreement and recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer, the Board considered a number of factors, including:

     - The Company's current and historical results of operations, including the Company's operating losses for the past six fiscal years and the first nine months of the fiscal year ended June 30, 2003;

     - Current financial market conditions and historical market prices, volatility and trading information concerning the Shares;

     - Current and expected conditions in the software industry, and the current uncertainties with respect to the economic environment and general market conditions;

     - Continuing competitive challenges facing the Company, including:

      - The existence and entrance into the management planning and control application market of larger companies, offering competing products and possessing greater sales and development resources;

      - Recent acquisitions of existing competitors by larger companies, with greater financial resources than the Company; and

      - Customer and prospective customer concerns about the Company's ability over the long term to make the investment required to keep the Company's products competitive as a result of the Company's size and limited financial resources and the continuing negative impact of those concerns on the Company's revenues;

     - Other continuing challenges facing the Company as an independent company, including:

      - The likely adverse effect that the Company's small market capitalization, limited trading volume and limited research coverage has had and may have in the future on the value of the Shares in the trading markets; and

      - The ongoing cost to maintain the Company as a public entity, including costs of providing audited financial statements and other information to shareholders and retaining independent directors;

     - The process which the Board, with the assistance of senior management and the Company's financial and legal advisors, used to evaluate the Company's strategic alternatives (as described under "Background"), including continuing to operate as an independent company or engaging in a business combination with another company, the risks involved in continuing to operate as an independent company and the expected timing and likelihood of accomplishing various strategic alternatives;

     - The process undertaken to seek potential acquirers of the Company, as described under "Background," including the use of a directed process to determine the level of interest of potential acquirers, including contacting specifically identified potential strategic and financial buyers that were involved in the software industry and determined to be the most likely acquirers of the Company, and the Board's view that conducting an extensive public auction process to sell the Company, entailing the risks to its customer base and employee retention that are inherent in a public auction, would have been detrimental to the Company's existing operations;

     - The Board's belief that the Offer and Merger offered value superior to any other bona fide proposal received by the Company from the parties contacted who elected to proceed to the stage in the process that required them to express significant interest in pursuing discussions regarding the acquisition of the Company;

     - The extended arm's-length negotiations with Geac;

     - The opinion dated June 22, 2003 of Bryant Park Capital to the Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $4.60 net per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than Geac and its affiliates). The full text of Bryant Park Capital's written opinion dated June 22, 2003, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Bryant Park Capital, is attached hereto as Annex A and is incorporated herein by reference. Bryant Park Capital's opinion is directed only to the fairness, from a financial point of view, of the $4.60 net per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than Geac and its affiliates) and is not intended to constitute, and does not constitute, a recommendation as to whether any shareholder should tender Shares in the Offer or as to any other matters relating to the Offer or the Merger. HOLDERS OF SHARES ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY;

     - The fact that the Merger Agreement provides for a prompt cash tender offer for all outstanding Shares to be followed by the Merger at the same cash price per Share, thereby enabling the Company's shareholders to receive the transaction consideration at the earliest possible time and enabling shareholders who do not tender their shares in the Offer to receive the same per share consideration to be paid in the Offer. The Board took into consideration the fact that the consideration to be received by the holders of Shares in the Offer and Merger would be taxable to such holders for United States federal income tax purposes;

     - The fact that the Merger Agreement provides for the exchange of stock options to purchase the Shares held by employees and other persons into the right to receive an amount in cash equal to the excess, if any, of $4.60 over the exercise price of each such stock option;

     - The fact that there is no financing condition to the Offer and Merger and that Geac would be able to use available cash to consummate the Offer and Merger;

     - The willingness of Codec to enter into the Voting and Tender Agreement and to tender its shares of Common Stock pursuant to the Offer and Codec's right to terminate the Voting and Tender Agreement in the event the Company terminates the Merger Agreement; and

     - The specific terms of the Merger Agreement, including:

      - The Board's ability to withdraw or modify its recommendation of the Merger Agreement or the Merger, if (y) the Company receives a bona fide unsolicited written acquisition proposal which contains no financing contingency or for which financing is reasonably determined by the Board to be available and which the Board determines in good faith, after consultation with and advice from the Company's financial advisor, is more favorable to the Company's shareholders (in their capacities as shareholders) from a financial point of view than the Offer and Merger (a "Superior Proposal") and (z) the Board determines in good faith, after consultation and advice from outside legal counsel, that the failure to take such action would not be consistent with its fiduciary duties under applicable law;

      - The Board's ability to recommend a Superior Proposal if the Board determines in good faith, after consultation and advice from outside legal counsel, that the failure to take such action would not be consistent with its fiduciary duties under applicable law;

      - The fact that the Merger Agreement permits the Company to provide information to and/or participate in discussions with a person or entity that makes an unsolicited proposal to acquire the Company if certain conditions are satisfied, including that the Board determines in good faith, after consultation and advice from the Company's financial advisor, that such acquisition proposal may result in a Superior Proposal and the party making the proposal executes a confidentiality agreement no less favorable than the confidentiality agreement entered into by the Company and Geac (including the standstill provisions contained in that agreement);

      - The Company's right to terminate the Merger Agreement prior to consummation of the Offer to enter into a Superior Proposal with a third party if the Company pays a termination fee of $1,850,000 to Geac and reimburses Geac for documented out-of-pocket expenses of up to $750,000. The Company is also required to pay Geac a termination fee and reimburse its out-of-pocket expenses if the Merger Agreement is terminated as a result of any person acquiring more than 50% of the Shares or by Geac as a result of the Company entering into a written acquisition agreement agreeing to the acquisition of the Company by a party other than Geac;

      - The limited conditions under which Geac may terminate the Offer and Merger Agreement;

      - The fact that changes resulting from the announcement of the Offer and Merger, changes in industry conditions, changes in general economic or political conditions or changes in financial or securities markets will not, in and of themselves, constitute material adverse effects that would entitle Geac to terminate the Merger Agreement;

      - The right of the Company to terminate the Merger Agreement if the Offer is not consummated by October 1, 2003, other than due to a breach by the Company of the Merger Agreement; and

      - The covenants in the Merger Agreement restricting the conduct of the Company's business prior to the consummation of the Merger to conduct that is in the ordinary course consistent with past practice, requiring the Company to use all commercially reasonable efforts to preserve intact its business organizations and relationships with third parties and to keep available the services of their present officers and employees, as well as various enumerated operational restrictions on the Company prior to the consummation of the Merger.

     The Board recognized that completion of the Offer and Merger as contemplated by the Merger Agreement would eliminate the opportunity for the Company's shareholders to participate in the future growth and profits of the Company. Because of the risks and uncertainties associated with the Company's future, the Board concluded that obtaining a cash premium for the Shares now was preferable to affording the shareholders a speculative potential future return, particularly in light of the significant uncertainties and risks associated with remaining an independent company. The Board also realized that the termination fee and expense reimbursement required by the terms of the Merger Agreement in certain circumstances would make it more costly for another potential purchaser to acquire the Company. The Board believed that the risks associated with the termination fee and expense reimbursement were reflected in the $4.60 per share price offered in the Offer and were reasonable under the circumstances, and that termination fee and expense reimbursement provisions, such as those included in the Merger Agreement, are not unusual in transactions of this type.

     The foregoing discussion of the material factors considered by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer, the Merger and the Merger Agreement, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of the Board may have assigned different weights to different factors. After weighing all of these considerations, the Board of Directors unanimously approved the terms of the Offer and recommended that holders of Shares tender their shares in the Offer.

     d. Intent to Tender. To the best of the Company's knowledge after reasonable inquiry, each executive officer and director of the Company currently intends to tender to Purchaser in the Offer all Shares held of record or beneficially owned by such person (other than Shares underlying unexercised stock options). As discussed in Item 3 above, concurrently with the execution of the Merger Agreement, each of Dennis G. Ganster, Codec and Anthony Stafford entered into a Voting and Tender Agreement, pursuant to which Codec and each of Mr. Ganster and Mr. Stafford have agreed, among other things, to tender all of their Shares pursuant to and in accordance with the terms of the Offer, and to vote their Shares in favor of the Merger in any vote of the Company's shareholders. Stock options held by directors and executive officers as of the effective time of the Merger will be cancelled and, to the extent that they have an exercise price below $4.60 per share, converted into the right to receive cash as described in Item 3 above.

ITEM 5.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     The Company has retained Bryant Park Capital as its exclusive financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Bryant Park Capital's engagement, the Company has agreed to pay Bryant Park Capital for its financial advisory services in connection with the Offer and the Merger an aggregate fee equal to a percentage of the total consideration payable in the Offer and the Merger. The aggregate fee payable to Bryant Park Capital is currently estimated to be approximately $847,500 (which includes approximately $225,000 in retainer fees paid to Bryant Park Capital by the Company in fiscal year 2003). The Company also has agreed to reimburse Bryant Park Capital for reasonable out-of-pocket expenses, including reasonable fees and expenses of its legal counsel (which total approximately $25,000 through June 2003), and to indemnify Bryant Park Capital and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Bryant Park Capital's engagement. In addition, Richard Crandall, a senior advisor of Bryant Park Capital is a member of the Company's Board and, pursuant to an agreement between Bryant Park Capital and Mr. Crandall, he will receive a portion of the aggregate fee payable to Bryant Park Capital in connection with the Offer and the Merger. Mr. Crandall's relationship to Bryant Park Capital and his role in Bryant Park Capital's services to the Company were disclosed to the Company's Board prior to its decision to hire Bryant Park Capital as the Company's exclusive financial advisor in connection with the Offer and the Merger.

     Except as described above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the security holders of the Company with respect to the Offer or the Merger. Solicitations or recommendations consistent with this Statement may be made by directors, officers and employees of the Company, who will not be separately compensated for such services.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Except as set forth below, no transactions in the Shares have been effected during the past 60 days by the Company or any of its subsidiaries or, to the best of the Company's knowledge, by any executive officer, director or affiliate of the Company. All outstanding Shares, except for Shares held by the Company's executive officers and directors, are deemed to be held by non-affiliates.

     On June 30, 2003, the following Shares were issued by the Company under its employee stock purchase plan, pursuant to elections made by its executive officers in December 2002. Pursuant to the terms of the employee stock purchase plan, the Shares were issued at an exercise price per share of $1.8275:

                                                                NUMBER
NAME                                                           OF SHARES
----                                                           ---------
Dennis G. Ganster...........................................     5,814
Brian Hartlen...............................................     1,530
Brian J. Jarzynski..........................................     3,969
Kenneth Kane................................................     3,283
David King..................................................     5,253

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS AND PROPOSALS

     Except as set forth in this Statement, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Company's securities by the Company, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company. There are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer which relate to or would result in one or more of the matters referred to in this Item 7.

ITEM 8.  ADDITIONAL INFORMATION

  ANTI-TAKEOVER STATUTES; DISSENTERS RIGHTS; MERGER WITHOUT SHAREHOLDER VOTE

     Chapter 7A of the MBCA (Sections 775 through 784) contains provisions that generally require that business combinations between a corporation which is subject to Chapter 7A and an owner of 10% or more of the voting power of the corporation (an "Interested Shareholder") be approved by a very high percentage of the shareholders. The vote required is the affirmative vote of at least 90% of the votes of each class of stock entitled to be cast and not less than 2/3 of the votes of each class of stock entitled to be cast, other than voting shares owned by the Interested Shareholder. The supermajority vote requirements will not apply if (i) the corporation's board of directors approves the transaction prior to the time the Interested Shareholder becomes such or (ii) the transaction satisfies the specified fairness standards, various other conditions are met and the Interested Shareholder has been such for at least five years. Chapter 7A is not applicable to the Company because the Company had an Interested Shareholder at the time Chapter 7A became effective and the Company has not elected to be subject to Chapter 7A since that time. In addition, as permitted under the MBCA, in connection with the approval of the Offer and the Merger, the Board of Directors of the Company elected that any transactions with Geac, Purchaser or any of their affiliates, including the Offer and the Merger, not be subject to Chapter 7A.

     Chapter 7B of the MBCA (Section 790 through 799) provides that "control shares" acquired in a "control share acquisition" have no voting rights except as granted by the shareholders of the company. "Control shares" are outstanding shares that, when added to shares previously owned by a shareholder, increase such shareholder's ownership of voting stock to 20% or more, 33 1/3% or more or a majority of the outstanding voting power of the company. A "control share acquisition" generally must be approved by a majority of the votes cast by shareholders entitled to vote, excluding shares owned by the acquiror and officers and employee-directors of the company. As permitted under the MBCA, in connection with the approval of the Offer and the Merger, the Board of Directors of the Company amended the bylaws of the Company to provide that Chapter 7B does not apply to the Company.

     Pursuant to Section 762 of the MBCA, shareholders may be entitled to dissent from, and obtain payment of the fair value of their shares in the event of, certain corporate actions, including, but not limited to, the consummation of a plan of merger to which the corporation is a party if shareholder approval is required for the merger under the applicable provisions of the MBCA. Shareholders may not dissent and receive appraisal rights, however, under certain circumstances, including if the corporation's stock is traded on the Nasdaq National Market(R) or if the consideration received in the subject transaction is all cash. Consequently, the shareholders of the Company do not have dissenters rights in connection with the Offer or the Merger.

     Section 711 of the MBCA allows a corporation owning not less than 90% of the outstanding shares of each class of another corporation to merge itself into that corporation without the approval of the shareholders of such subsidiary corporation. Consequently, in the event that not less than 90% of the outstanding shares of Common Stock are acquired by the Purchaser pursuant to the Offer, Purchaser may effect the Merger without the approval of the shareholders of the Company. Pursuant to the Top-Up Option granted to the Purchaser under the Merger Agreement, described in "Item 3. Past Contacts, Transactions, Negotiations and Agreements," in the event that Purchaser accepts for payment pursuant to the Offer or acquires Shares constituting at least 80% of the Shares then outstanding, Purchaser has an irrevocable option to purchase that number of Shares equal to the lowest number of Shares that, when added to the number of Shares owned by Purchaser at the time of such exercise, constitutes one share more than 90% of the Shares then outstanding, at a price per share of $4.60.

  RIGHTS AGREEMENT

     On September 12, 1996, the Board of Directors of the Company declared a dividend distribution of one Right for each outstanding Share. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Preferred Stock at a price of $110 per one one-hundredth of a share. The Rights are not exercisable until the Distribution Date (as defined below) and, if later, the expiration of the Company's right to redeem the Rights. The Rights will expire on September 16, 2006, unless earlier redeemed or called for exchange by the Company or their earlier expiration upon consummation of certain transactions. "Distribution Date" is defined as the earlier to occur of (i) ten business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Shares or (ii) ten business days (or such later date as may be determined by the Board of Directors in accordance with the Rights Agreement prior to such time as any person becomes an Acquiring Person) following the commencement or announcement of an intention to commence a tender offer or exchange offer by any person if, upon consummation thereof, such person would be an Acquiring Person. As permitted under the Rights Agreement, in connection with the approval of the Offer and the Merger, the Board of Directors of the Company amended the Rights Agreement to exclude consummation of the Offer and the Merger from the events that could trigger a Distribution Date and to exempt specifically the Purchaser from being an Acquiring Person.

     The terms of the Rights are set forth in the Rights Agreement, which has been filed with the Securities and Exchange Commission as Exhibit 2 to the Company's Registration Statement on Form 8-A, filed September 17, 1996.

  UNITED STATES ANTITRUST COMPLIANCE

     Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (the "HSR Act") and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. Geac has advised the Company that it intends to file a Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC no later than July 3, 2003. The Company will thereupon be obligated to file a Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC on or before July 14, 2003, and intends to do so on or about July 3, 2003. If Geac's Notification and Report Form is filed on July 3, 2003, the waiting period applicable to the purchase of Shares pursuant to the Offer would expire at 11:59 p.m., New York City time, on July 18, 2003. However, prior to such time, the Antitrust Division or the FTC could grant early termination or extend the waiting period by requesting additional information or documentary material relevant to the Offer from Geac. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth calendar day (or the first business day thereafter) after substantial compliance by Geac with such request. Thereafter, such waiting period can be extended only by court order or by agreement of the parties. The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Geac pursuant to the Offer and the Merger. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Geac or the Company. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States. The Company does not, and Geac has advised the Company that it does not, believe that the consummation of the Offer and the Merger will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer or the Merger on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

  PURCHASER'S DESIGNATION OF PERSONS TO BE ELECTED TO THE BOARD OF DIRECTORS

     The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Company's Board of Directors other than at a meeting of the Company's shareholders following consummation of the Offer.

     The information contained in the Exhibits referred to in Item 9 below is incorporated by reference herein.

ITEM 9.  EXHIBITS

  EXHIBIT
  NUMBER                              DESCRIPTION
  -------                             -----------
(a)(1)        Offer to Purchase, dated July 1, 2003 -- incorporated by
              reference to Exhibit (a)(1)(A) to the Schedule TO filed by
              Geac with the Securities and Exchange Commission on July 1,
              2003.
(a)(2)        Letter of Transmittal, dated July 1, 2003 -- incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by
              Geac with the Securities and Exchange Commission on July 1,
              2003.
(a)(3)        Press release issued by the Company on June 23,
              2003 -- incorporated by reference to Exhibit 99.1 of the
              Company's Report on Form 8-K filed with the Securities and
              Exchange Commission on June 24, 2003.
(a)(4)        Agreement and Plan of Merger dated June 22, 2003, by and
              between Geac, Purchaser and the Company -- incorporated by reference to Exhibit 2.1 to the Company's Form 8-K filed
              with the Securities and Exchange Commission on June 24,
              2003.
(a)(5)        Company Confidentiality Agreement, dated April 24, 2003,
              between the Company and Geac -- incorporated by reference to
              Exhibit (d)(1) to the Schedule TO filed by Geac with the
              Securities and Exchange Commission on July 1, 2003.
(a)(6)        Geac Confidentiality Agreement, effective May 1, 2003,
              between the Company and Geac -- incorporated by reference to
              Exhibit (d)(2) to the Schedule TO filed by Geac with the
              Securities and Exchange Commission on July 1, 2003.
(a)(7)        Tender and Voting Agreement, dated June 22, 2003, by and
              among Geac, Purchaser, Codec Systems Limited and Anthony
              Stafford -- incorporated by reference to Exhibit 2.2 to the
              Company's Form 8-K filed with the Securities and Exchange
              Commission on June 24, 2003.
(a)(8)        Tender and Voting Agreement, dated June 22, 2003, by and
              among Geac, Purchaser and Dennis G. Ganster -- incorporated by reference to Exhibit 2.3 to the Company's Form 8-K filed with the Securities and Exchange Commission on June 24,
              2003.
(a)(9)        Opinion of Bryant Park Capital, Inc., dated June 22, 2003, included as Annex A hereto.
(a)(10)       Information Statement of the Company, dated July 1, 2003,
              included as Annex B hereto.
(a)(11)       Company 1988 Stock Option Plan, as amended -- incorporated by reference to Exhibit 10.21 to the Company's Form 10-K
              Report for the fiscal year ended June 30, 1990 and Exhibit
              10.22 to the Company's Form 10-Q Report for the quarter
              ended September 30, 1994.
(a)(12)       Third Amendment to the Company's 1988 Stock Option Plan, as
              amended -- incorporated by reference to Exhibit 10.06 to the
              Company's Form 10-Q Report for the quarter ended March 31,
              2001.
(a)(13)       1994 Directors Stock Option Plan of the
              Company -- incorporated by reference to Exhibit 10.21 to the
              Company's Form 10-Q Report for the quarter ended September
              30, 1994.
(a)(14)       First Amendment to Directors Stock Option
              Plan -- incorporated by reference to Exhibit 10.05 to the
              Company's Form 10-Q for the quarter ended September 30,
              1999.
(a)(15)       Second Amendment to Directors Stock Option
              Plan -- incorporated by reference to Exhibit 10.07 to the
              Company's Form 10-Q Report for the quarter ended March 31,
              2001.
(a)(16)       Third Amendment to Directors Stock Option
              Plan -- incorporated by reference to Exhibit 10.02 to the
              Company's Form 10-Q Report for the quarter ended December
              31, 2001.
(a)(17)       Fourth Amendment to Directors Stock Option
              Plan -- incorporated by reference to Exhibit 10.02 to the
              Company's Form 10-Q Report for the quarter ended September
              30, 2002.
(a)(18)       Change in Control Severance Agreement dated as of June 1,
              1998, between the Company and Dennis G.
              Ganster -- incorporated by reference to Exhibit 10.19 to the
              Company's Form 10-K Report for the fiscal year ended June
              30, 1998.
(a)(19)       First Amendment to Change in Control Severance Agreement
              dated as of November 30, 1999, between the Company and
              Dennis G. Ganster -- incorporated by reference to Exhibit
              10.03 to the Company's Form 10-Q Report for the quarter
              ended December 31, 1999.
(a)(20)       Agreement, dated as of June 22, 2003, between the Company
              and Dennis G. Ganster.

  EXHIBIT
  NUMBER                              DESCRIPTION
  -------                             -----------
(a)(21)       Change in Control Severance Agreement dated as of June 1,
              1998, between the Company and David King -- incorporated by reference to Exhibit 10.21 to the Company's Form 10-K Report for the fiscal year ended June 30, 1998.
(a)(22)       First Amendment to Change in Control Severance Agreement
              dated as of November 30, 1999, between the Company and David
              King -- incorporated by reference to Exhibit 10.02 to the
              Company's Form 10-Q Report for the quarter ended December
              31, 1999.
(a)(23)       Change in Control Severance Agreement dated as of February
              9, 2001, between the Company and Brian
              Hartlen -- incorporated by reference to Exhibit 10.01 to the
              Company's Form 10-Q Report for the quarter ended March 31,
              2001.
(a)(24)       Change in Control Severance Agreement dated as of February
              16, 2001, between the Company and Brian
              Jarzynski -- incorporated by reference to Exhibit 10.02 to the Company's Form 10-Q Report for the quarter ended March
              31, 2001.
(a)(25)       Change in Control Severance Agreement dated January 7, 2002, between Comshare, Incorporated and Kenneth
              Kane -- incorporated by reference to Exhibit 10.24 to the
              Company's Form 10-K Report for the fiscal year ended June
              30, 2002.
(a)(26)       Employment Agreement dated June 19, 2003 by and among the
              Company, Geac Computers, Inc. and Brian Hartlen,
              incorporated by reference to Exhibit (d)(6) to the Schedule
              TO filed by Geac with the Securities and Exchange Commission on July 1, 2003.
(a)(27)       Employment Agreement dated June 19, 2003 by and among the
              Company, Geac Computers, Inc. and David King, incorporated by reference to Exhibit (d)(7) to the Schedule TO filed by
              Geac with the Securities and Exchange Commission on July 1,
              2003.
(a)(28)       1998 Global Employee Stock Option Plan -- incorporated by
              reference to Exhibit 10.25 to the Company's Form 10-K Report for the fiscal year ended June 30, 1998.
(a)(29)       First Amendment to 1998 Global Employee Stock Option
              Plan -- incorporated by reference to Exhibit 10.04 to the
              Company's Form 10-Q Report for the quarter ended September
              30, 1999.
(a)(30)       Second Amendment to 1998 Global Employee Stock Option
              Plan -- incorporated by reference to Exhibit 10.08 to the
              Company's Form 10-Q Report for the quarter ended March 31,
              2001.
(a)(31)       Third Amendment to 1998 Global Employee Stock Option
              Plan -- incorporate by reference to Exhibit 10.02 to the
              Company's Form 10-Q Report for the quarter ended September
              30, 2002.
(a)(32)       Standstill Agreement, dated August 15, 2002, by and between the Company, on the one hand, and Codec Systems Limited and
              Anthony Stafford, on the other -- incorporated by reference to Exhibit 10.01 to the Company's Form 8-K Report filed on
              August 19, 2002.
(a)(33)       Agreement, dated October 16, 2002, by and between the
              Company, Codec Systems Limited and John H.
              MacKinnon -- incorporated by reference to Exhibit 10.01 to the Company's Form 10-Q Report for the quarter ended
              September 30, 2002.
(a)(34)       Waiver Agreement, dated June 22, 2003, by and between the
              Company, Codec Systems Limited and Anthony Stafford.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          COMSHARE, INCORPORATED

                                          By:    /s/ BRIAN J. JARZYNSKI
                                            ------------------------------------
                                                     Brian J. Jarzynski
                                                Senior Vice President, Chief
                                               Financial Officer and Treasurer

Date: July 1, 2003

                                                                         ANNEX A

                   [LETTERHEAD OF BRYANT PARK CAPITAL, INC.]

June 22, 2003

Board of Directors
Comshare, Incorporated
555 Briarwood Circle
Ann Arbor, Michigan 48108

Members of the Board:

     You have asked us to advise you with respect to the fairness to the holders of the common stock of Comshare, Incorporated ("Comshare"), other than Geac Computer Corporation Limited ("Geac") and its affiliates, from a financial point of view, of the Consideration (as defined below) set forth in the Agreement and Plan of Merger, dated as of June 22, 2003 (the "Merger Agreement"), among Comshare, Geac and Conductor Acquisition Corp., a wholly owned subsidiary of Geac ("Sub"). The Merger Agreement provides for, among other things, (i) a tender offer by Sub to purchase all outstanding shares of the common stock, par value $1.00 per share, of Comshare ("Comshare Common Stock") at a purchase price of $4.60 per share, net to the seller in cash (the "Consideration" and, such tender offer, the "Tender Offer") and (ii) subsequent to the Tender Offer, the merger of Sub and Comshare (the "Merger" and, together with the Tender Offer, the "Transaction") pursuant to which each outstanding share of Comshare Common Stock not acquired in the Tender Offer will be converted into the right to receive the Consideration.

     In arriving at our opinion, we have reviewed the Merger Agreement and certain publicly available business and financial information relating to Comshare. We have also reviewed certain other information relating to Comshare, including financial forecasts, provided to or discussed with us by Comshare, and have met with the management of Comshare to discuss the business and prospects of Comshare. We have also considered certain financial and stock market data of Comshare, and we have compared those data with similar data for other publicly held companies in businesses similar to Comshare, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

     In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on such information being complete and accurate in all material respects. We have been advised, and have assumed, that the financial forecasts for Comshare have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Comshare as to the future financial performance of Comshare. We have assumed, with your consent, that in the course of obtaining the necessary regulatory and third party approvals and consents for the Transaction, no modification, delay, limitation, restriction or condition will be imposed that will have an adverse effect on the Transaction and that the Transaction will be consummated in accordance with the terms of the Merger Agreement, without waiver, amendment or modification of any material term, condition or agreement. In addition, we have not been requested to make, and we have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Comshare, nor have we been furnished with any such evaluations or appraisals. In connection with our engagement, we were requested to solicit indications of interest from, and held discussions with, third parties regarding the possible acquisition of Comshare. Our opinion does not address the relative merits of the Transaction as compared to other business strategies that might be available to Comshare, nor does it address the underlying business decision of Comshare to proceed with the Transaction.

     We have acted as financial advisor to Comshare in connection with the Transaction and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Transaction. In addition, as you are aware, a senior advisor of Bryant Park Capital, Inc. is a member of the Board of Directors of Comshare.

     It is understood that this letter is for the information of the Board of Directors of Comshare in connection with its evaluation of the Transaction and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of Comshare Common Stock pursuant to the Tender Offer or how such stockholder should vote or act with respect to any matter relating to the Transaction.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received in the Transaction by the holders of Comshare Common Stock is fair to such holders (other than Geac and its affiliates) from a financial point of view.

                                          Very truly yours,

                                          BRYANT PARK CAPITAL, INC.

                                                                         ANNEX B

                             COMSHARE, INCORPORATED
                              555 BRIARWOOD CIRCLE
                           ANN ARBOR, MICHIGAN 48108

                       INFORMATION STATEMENT PURSUANT TO
                    SECTION 14(f) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed to the holders of common shares, $1.00 par value (the "Shares" or the "Common Stock") of Comshare, Incorporated (the "Company") on or about July 3, 2003 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 ("Schedule 14D-9") of the Company with respect to the Offer to Purchase dated July 1, 2003 of Conductor Acquisition Corp. (the "Purchaser"), a Michigan corporation which is an indirect, wholly owned subsidiary of Geac Computer Corporation Limited ("Geac"), a corporation governed by the Canada Business Corporation Act. You are receiving this document in connection with the possible election of persons designated by Geac (the "Geac Designees") to a majority of seats on the Board of Directors of the Company.

     On June 22, 2003 the Company entered into an Agreement and Plan of Merger ("Merger Agreement") with Geac and Purchaser, pursuant to which Purchaser is required to commence a tender offer to purchase all outstanding Shares of the Company at a price per Share of $4.60, net to each selling shareholder, in cash, upon the terms and conditions set forth in the Offer to Purchase, dated July 1, 2003, and in the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letters of Transmittal are being mailed herewith to shareholders of the Company and are filed as Exhibits (a)(1)(A) and
(B), respectively, to the Tender Offer Statement on Schedule TO ("Schedule TO") filed by Purchaser with the United States Securities and Exchange Commission ("SEC") on July 1, 2003.

     Our Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the relevant provisions of the Michigan Business Corporation Act, the Purchaser will be merged with and into the Company (the "Merger"). Upon consummation of the Merger, the Company will continue as the surviving corporation and will become a subsidiary of Geac. In the Merger, each Share issued and outstanding immediately prior to the effective time (other than Shares owned by the Company, Geac or any of their respective subsidiaries) will be converted into the right to receive the same amount in cash that is paid pursuant to the Offer.

     The Offer, the Merger, and Merger Agreement are more fully described in the
Schedule 14D-9, to which this Information Statement forms Annex B, which the Company filed with the SEC on July 1, 2003, and which is being mailed to shareholders along with this document.

     This document is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended, ("Exchange Act") and Rule 14f-1 promulgated thereunder. The information set forth in this document supplements certain information set forth in the Schedule 14D-9. Information set forth in this document related to Geac, Purchaser or the Geac Designees has been provided by Geac. Accordingly, the Company assumes no responsibility for the accuracy or completeness of that information. We urge you to read this document carefully. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION IN CONNECTION WITH THE ELECTION OF THE GEAC DESIGNEES AS DIRECTORS OF THE COMPANY.

     Pursuant to the Merger Agreement, the Purchaser commenced the tender offer on July 1, 2003. This offer is currently scheduled to expire at 12:00 midnight, New York City time, on July 30, 2003, unless the Purchaser extends it (as permitted or required under the Merger Agreement).

                        VOTING SECURITIES OF THE COMPANY

     The Company's Common Stock is the only class of its equity securities that is outstanding and entitled to vote at a meeting of its shareholders. Each share of Common Stock is entitled to one vote. As of June 30, 2003, there were 10,827,583 shares of Common Stock outstanding. As of the date hereof, neither Geac nor any of its subsidiaries owns, beneficially or of record, any shares of Common Stock.

                RIGHTS TO DESIGNATE DIRECTORS AND GEAC DESIGNEES

     Our Merger Agreement with Geac provides that, subject to compliance with
Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder, as soon as practicable following the acceptance for payment pursuant to the Offer to Purchase of a number of Shares that, together with any Shares then owned by Geac or any of its subsidiaries, represents at least a majority of the then outstanding Shares determined on a fully diluted basis, i.e., after giving effect to the exercise, conversion or termination of all options, warrants, rights and securities exercisable or convertible into Shares (the "Minimum Condition"), Geac shall be entitled to designate the number of directors (the "Geac Designees"), rounded up to the next whole number, on the Board of Directors (the "Board") that equals the product of (i) the total number of directors on our Board of Directors (giving effect to the election of any additional directors pursuant to Merger Agreement) and (ii) the percentage that the number of Shares beneficially owned by Geac (including shares accepted for payment) bears to the total number of Shares outstanding. The Company shall take all action necessary to cause the Geac Designees to be elected or appointed to the Board of Directors, including increasing the number of directors and seeking and obtaining resignations of incumbent directors. The Company shall use its best efforts to cause individuals designated by Geac to constitute the number of members, rounded up to the next whole number, on each committee of the Board of Directors, other than a committee of independent directors, as described more fully below and in the Merger Agreement, that represents the same percentage as such individuals represent on the Board of Directors. If the Geac Designees are appointed or elected to the Board of Directors, until the Company is merged into the Purchaser, the Board of Directors shall have at least two independent directors who were directors on the date the Merger Agreement was executed and who are neither officers or employees of the Company, nor officers, shareholders, affiliates or associates (within the meaning of the Securities Act of 1933 or the Exchange Act) of Geac or persons having any other material relationship with Geac; provided that if less than two independent directors remain, the other directors shall designate persons to fill the vacancies who meet the foregoing criteria, and such persons shall be deemed to be independent directors for purposes of the Merger Agreement.

     Following the election or appointment of the Geac Designees and prior to the effective time of the Merger, the approval of a majority of the independent directors, acting as a committee of the Board of Directors, shall be required to authorize (and such authorization shall constitute the authorization of the Board of Directors and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize) any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement requiring action by the Board of Directors (other than Section 2.04(e)(iii) of the Merger Agreement, which provides for the Top-Up Option described in the Schedule 14D-9), any extension of time for performance of any obligation or action by Geac or the Purchaser, any waiver of compliance with any of the agreements or conditions for the benefit of the Company (other than Section 2.04(e)(iii) of the Merger Agreement), any action as to which the consent or agreement of the Company is required under the Merger Agreement, and the assertion or enforcement of the Company's rights under the Merger Agreement to object to (i) failure to consummate the Merger for failure of a condition for the benefit of the Company to be satisfied or (ii) a termination of the Merger Agreement in accordance with its terms.

     Geac will select its designees from among the individuals listed on Exhibit
I. Each of the individuals listed on Exhibit I has consented to serve as a director of the Company if elected. Geac has advised the Company that none of the individuals listed on Exhibit I or any of their affiliates beneficially owns any equity securities of the Company (or the right to acquire any such equity securities), nor has any such person been involved in any transaction with the Company or any of its directors, executive officers, or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than with respect to transactions between Geac and the Company that have been described in the Schedule TO or the Schedule 14D-9. In addition, Geac has advised the Company that none of the individuals listed on Exhibit I (i) is currently a director of, or holds any position with, the Company or (ii) has a familial relationship with any director or executive officer of the Company, or with any other Geac Designee.

     Exhibit I sets forth the name, age, present principal occupation and material occupations, positions, offices or employment held within the past five years of each Geac Designee. Unless otherwise specified in Exhibit I each person listed has his or her principal business address at 11 Allstate Parkway, Suite 300, Markham, Ontario L3R 9T8.

     It is expected that the Geac Designees may assume office at any time following the acceptance for payment pursuant to the Offer of a number of Shares that satisfy the Minimum Condition, which acceptance cannot occur before July 30, 2003, and that, upon assuming office, the Geac Designees will thereafter constitute at least a majority of the Company's Board. As of the date of this Information Statement, no determination has been made as to which of the individuals listed on Exhibit I will be designated to serve as members of the Company's Board, if any.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The following tables set forth the name, age, present principal occupation and material occupations, positions, offices or employment held within the past five years of each director and executive officer of the Company. Unless otherwise specified, each person listed below has his or her principal business address at 555 Briarwood Circle, Ann Arbor, Michigan 48108. There is no family relationship between any director or executive officer of the Company.

                                   DIRECTORS

                                                                                               YEAR FIRST ELECTED
                                                                                                  OR APPOINTED
NAME                                        AGE   PRINCIPAL OCCUPATION AND OTHER INFORMATION        DIRECTOR
----                                        ---   ------------------------------------------   ------------------
Geoffrey B. Bloom.........................  61    Chairman of the Board, Wolverine World              1995
                                                  Wide, Inc., a manufacturer and seller of
                                                  footwear, Rockford, Michigan.
Richard L. Crandall.......................  59    Managing Partner, Aspen Partners, a                 1968
                                                  private equity firm based in Aspen,
                                                  Colorado; Founding Partner, Arbor Partners
                                                  LLC, a venture capital firm, Ann Arbor,
                                                  Michigan; Senior Advisor, Bryant Park
                                                  Capital, Inc., ("Bryant Park Capital") New
                                                  York, New York.
Dennis G. Ganster.........................  52    Chairman of the Board, President and Chief          1997
                                                  Executive Officer of the Company.
Kathryn A. Jehle..........................  51    Partner, Tatum CFO Partners, LLC, a                 1998
                                                  provider of chief financial officer
                                                  services, Charlotte, North Carolina.
John H. MacKinnon.........................  62    Retired Partner, PricewaterhouseCoopers             2002
                                                  LLP; Consultant.
Alan G. Merten............................  61    President, George Mason University,                 1985
                                                  Fairfax, Virginia.

                                                                                               YEAR FIRST ELECTED
                                                                                                  OR APPOINTED
NAME                                        AGE   PRINCIPAL OCCUPATION AND OTHER INFORMATION        DIRECTOR
----                                        ---   ------------------------------------------   ------------------
John F. Rockart...........................  72    Senior Lecturer Emeritus, Sloan School of           1989
                                                  Management, Massachusetts Institute of
                                                  Technology, Cambridge, Massachusetts.
Anthony G. Stafford.......................  61    Chairman of the Board, Codec Systems                2002
                                                  Limited ("Codec"), a computer hardware
                                                  reseller and software distributor, Dublin,
                                                  Ireland.

     Mr. Bloom assumed the position of Chairman of the Board of Wolverine World Wide, Inc. in April 2000, after having served as its Chairman and CEO from 1996 to 2000, President and Chief Executive Officer from 1993 to April 1996 and as its Chief Operating Officer from 1987 to 1993. Mr. Bloom also serves as a director of Coachmen Industries, Inc.

     Mr. Crandall assumed the position of Founding Partner of Arbor Partners, LLC in November 1997, Managing Partner of Aspen Partners in 2001 and Consultant and Senior Advisor, Bryant Park Capital, Inc. in 2001. Mr. Crandall served as Chairman of the Board of the Company from April 1994 to March 1997 and served as President and Chief Executive Officer of the Company from 1970 to 1994. Mr. Crandall also serves as a director of Diebold, Incorporated and Novell, Inc.

     Mr. Ganster assumed the position of Chairman of the Board of the Company in August 2001. Mr. Ganster was appointed President and Chief Executive Officer of the Company in August 1997, after having served as Senior Vice President of the Company since July 1994. He had previously served as Vice President and Chief Technology Officer of the Company from April 1993 to July 1994, and Vice President of Product Management from July 1988 to April 1993. Mr. Ganster has been with the Company in various positions since 1972, with positions of responsibility in sales, marketing and product development.

     Ms. Jehle joined Tatum CFO Partners, LLC, as a partner in the Charlotte, North Carolina region in February 2001. Prior to joining Tatum, Ms. Jehle was Senior Vice President and Chief Financial Officer of the Company from 1994 through February 2001.

     Mr. MacKinnon joined PricewaterhouseCoopers LLP in 1968 and was a partner from 1978 until his retirement in 1999. Mr. MacKinnon also serves as director of LoJack Corporation. Pursuant to a Standstill Agreement among Mr. Stafford, Codec and the Company, dated August 15, 2002, Mr. MacKinnon was initially appointed to the Board effective October 16, 2002, and the Board of Directors has agreed to recommend that the Company's shareholders elect Mr. MacKinnon to serve as a director of the Company at the 2003 annual meeting, if any.

     Dr. Merten became the President of George Mason University on July 1, 1996. Dr. Merten also serves as a trustee for Citigroup Mutual Fund Trust. Dr. Merten was appointed lead independent director of the Board of Directors in February 2003.

     Dr. Rockart assumed the position of Senior Lecturer Emeritus, Sloan School of Management, Massachusetts Institute of Technology, Cambridge, Massachusetts in July 2002, and served as Senior Lecturer from July 2000 to July 2002. Dr. Rockart served as Senior Lecturer and Director for the Center for Information Systems Research from July 1996 to July 2000. Dr. Rockart also serves as a director of Keane, Inc. and Selective Insurance Company.

     Mr. Stafford has served as the Chairman of Codec since its formation in 1985, and was its Chief Executive Officer until 2003. Pursuant to a Standstill Agreement among Mr. Stafford, Codec and the Company, dated August 15, 2002, Mr. Stafford was initially appointed to the Board, and the Board of Directors has agreed to recommend that the Company's shareholders elect Mr. Stafford to serve as a director of the Company at the 2003 annual meeting, if any.

     The directors serve until the next annual meeting and until a successor is duly elected and qualified or until the director's resignation or removal.

                               EXECUTIVE OFFICERS

NAME                                        AGE                     OFFICE
----                                        ---                     ------
Dennis G. Ganster.........................  52    Chairman of the Board, President and Chief
                                                  Executive Officer
Brian Hartlen.............................  44    Senior Vice President, Marketing
Brian J. Jarzynski........................  36    Senior Vice President, Chief Financial
                                                  Officer, Treasurer and Assistant Secretary
Kenneth Kane..............................  50    Senior Vice President, Direct Operations
David King................................  58    Senior Vice President, Product Development
                                                  and Chief Technology Officer

     Mr. Ganster was named President and Chief Executive Officer of the Company in August 1997, and assumed the position of Chairman of the Board of the Company in August 2001. See "Directors" above for further information concerning Mr. Ganster.

     Mr. Hartlen was named Senior Vice President, Marketing of the Company in February 2001. He has been with the Company in various marketing, customer support and customer relations positions since 1976.

     Mr. Jarzynski was named Senior Vice President in June 2002, after serving as Vice President, Chief Financial Officer and Treasurer of the Company since February 2001. From August 1999 until February 2001, Mr. Jarzynski served as the Company's Controller and Chief Accounting Officer. From 1989 until he joined the Company in August 1999, Mr. Jarzynski held various positions at Ernst & Young LLP.

     Mr. Kane was named Senior Vice President, Direct Operations, in January 2002, after having served as the Company's Vice President, Eastern U.S. Region, from October 2000 until January 2002. From January 1978 through October 2000, he was employed by the Company in various positions including Vice President, Consulting.

     Dr. King was named Senior Vice President, Product Development and Chief Technology Officer of the Company in August 1997, after having served as Director of Research and Innovation of the Company since July 1995. He has been with the Company in various positions since March 1991 when the Company purchased the operating assets of Execucom Systems Corporation. Prior to the acquisition, Dr. King held various positions with Execucom Systems Corporation, including Director of Research and Development, from 1982 through 1991.

     The executive officers of the Company serve at the pleasure of the Board of Directors.

                       BOARD OF DIRECTORS AND COMMITTEES

BOARD OF DIRECTORS

     The Company's Board currently consists of eight directors, each to hold office until the next annual Meeting of Shareholders and until his or her successor is elected and qualified, or until the director's resignation or removal. The bylaws of the Company provide that the number of directors constituting the full Board of Directors of the Company may be enlarged by the directors, and that any vacancy created thereby, or by the resignation of any incumbent director, may be filled by the affirmative vote of a majority of the remaining directors.

BOARD COMMITTEES AND MEETINGS

     During the Company's fiscal year ended June 30, 2003, the Board of Directors held 14 meetings. All of the directors attended at least 75% of the total number of meetings of the Board, and of any committees on which they served, held during the period in which they served as directors or members of any such committees.

     The Compensation Committee of the Board met three times during the Company's last fiscal year. The Compensation Committee is responsible for determining or approving the salaries or range of salaries, bonus compensation and other compensation arrangements for officers of the Company, and performing such functions as may be delegated to it under the provisions of any bonus, stock option or other compensation plans adopted by the Company. The members of the Compensation Committee are Mr. Bloom, and Drs. Merten and Rockart.

     The Nominating Committee of the Board met once during the Company's last fiscal year. The Nominating Committee also conducted its activities through less formal, in-person, telephonic and electronic discussions between and among the members of the Committee. The Nominating Committee is responsible for identifying and recommending to the Board qualified candidates for election as directors of the Company. In carrying out its responsibilities, the Nominating Committee will consider candidates suggested by other directors, employees and shareholders. Suggestions for candidates, accompanied by biographical material for evaluation, may be sent to the Secretary of the Company at the Company's principal executive offices. The members of the Nominating Committee are Messrs. Crandall and Stafford, and Dr. Rockart. Mr. Stafford was appointed to the Nominating Committee effective August 15, 2002.

     The Audit Committee of the Board met six times during the Company's last fiscal year. The Audit Committee's responsibilities, as set forth in its written charter adopted by the Board, include the following: approve the independent auditors to be selected to audit the financial statements of the Company; meet with the independent auditors and financial management of the Company to review the scope of the Company's audit and quarterly financial reviews, including the procedures to be utilized, appropriateness of the auditor's compensation and, at the conclusion thereof, review the findings of the audit or review, including comments or recommendations of the auditors; report the results of the Company's annual audit to the Board; annually obtain from the independent auditors a written delineation of their relationships and professional services and take, or recommend that the Board take, appropriate action to ensure the continuing independence of the auditors; review with the independent auditors and the Company's financial and accounting personnel the adequacy and effectiveness of the Company's accounting and financial controls, and elicit recommendations for improvements; inquire of management and the independent auditors about significant risks and exposures to the Company and assess steps management can take to minimize such risks; review quarterly and annual financial statements of the Company to determine that the independent auditors do not take exception to the disclosure and content of the quarterly financial statements, and that they are satisfied with the disclosure and content of the annual financial statements; review with financial management of the Company and the independent auditors the results of their timely analysis of significant financial reporting issues and practices, and the quality, not merely the acceptability, of accounting principles and the clarity of the financial disclosure practices used or proposed to be used; review reports received from regulators and other legal and regulatory matters that may have a material effect on the financial statements or related Company compliance policies; investigate any matter related to the scope of the Committee's duties; appraise, at least annually, the performance of the Company's Chief Financial Officer and report the results to the Board; review the adequacy of resources and quality of the Company's accounting and financial human resources; and annually review a summary of the expenses of senior management. Members of the Audit Committee are Mr. MacKinnon, and Drs. Merten and Rockart. Mr. MacKinnon was appointed to the Audit Committee effective November 5, 2002. The Company considers all of the members of the Audit Committee to be "independent," as that term is defined in Rule 4200(a)(15) of the National Association of Securities Dealers listing standards.

                           COMPENSATION OF DIRECTORS

     In fiscal year 2003 each director who was not an officer or employee of the Company received for his or her services as such a semi-annual retainer of $4,000, plus $1,000 for each Board or committee meeting attended. In addition, the Chairman of each standing committee received a semi-annual retainer of $2,500 for serving as such.

     Non-employee directors may make semi-annual elections, prior to the end of each December and June of each calendar year, to purchase shares of Common Stock of the Company instead of receiving all or a portion of their base cash compensation. In fiscal year 2003, Messrs. Bloom, Crandall, MacKinnon, Drs. Merten and Rockart, and Daniel T. Carroll, who retired from the Board of Directors effective November 25, 2002, all non-employee directors of the Company, elected to purchase a total of 36,756 shares of Common Stock of the Company at a weighted average purchase price of $2.3669 per share in lieu of compensation.

     Directors who are officers or employees of the Company receive no compensation (beyond their compensation for services as officers or employees) for serving as directors.

     The Company's Directors Stock Option Plan ("Directors Plan") provides for the issuance of options to purchase up to 300,000 shares of the Company's Common Stock to non-employee directors of the Company. Any non-employee director who is first elected or appointed to the Board of Directors after November 19, 2001 will receive an option to purchase 15,000 shares of the Company's Common Stock on the date of the first Board of Directors meeting following his or her election or appointment. In addition, each non-employee director who has been a director for six months before the January 1 following the date of each Annual Meeting of Shareholders held during the term of the Directors Plan automatically shall be granted, as of the January 1 following each such Annual Meeting, an option to purchase an additional 10,000 shares of Common Stock. Options under the Directors Plan are granted at the last sale price per share of the Company's Common Stock on the Nasdaq National Market(R) on the date of grant, are exercisable at a rate of 25% per year beginning one year from the date of grant and have a term of five years. Options granted under the Directors Plan become immediately exercisable, if not otherwise exercisable, upon a change in control. These options also become immediately exercisable upon the dissolution or liquidation of the Company or upon any merger, consolidation or other transaction, in which the Company is not the surviving corporation, provided that a period of twelve months from the date of grant has elapsed. See "Executive Compensation -- Employment Agreements and Termination/Change in Control Arrangements" for a description of the events constituting a change in control. On September 4, 2002, an option to purchase 15,000 shares at an exercise price of $2.20 was granted to Mr. Stafford and on November 5, 2002 an option to purchase 15,000 shares at an exercise price of $2.02 was granted to Mr. MacKinnon. On January 1, 2003, options to purchase 10,000 shares at an exercise price of $2.15 were granted to each of Messrs. Bloom and Crandall, Ms. Jehle and Drs. Merten and Rockart. As of June 30, 2003, 177,500 options were outstanding under the Directors Plan.

          STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to shares. The percentage of beneficial ownership is based on 10,827,583 shares of Common Stock outstanding at June 30, 2003. Unless otherwise indicated, the persons named in the table directly own the shares and have sole voting and sole investment control with respect to all shares beneficially owned. Unless otherwise indicated, the address for those listed below is Comshare, Incorporated, 555 Briarwood Circle, Ann Arbor, Michigan 48108.

PRINCIPAL SHAREHOLDERS

     The following table sets forth information with respect to beneficial ownership of Common Stock by each person known by management of the Company to be the beneficial owner of more than five percent of its outstanding Common Stock. The number of shares reported is as of the date indicated in the footnote below. Except as where otherwise indicated, each person has sole voting power and sole investment power with respect to all shares beneficially owned by such person.

AMOUNT AND NATURE OF                             NAME AND ADDRESS              PERCENT
BENEFICIAL OWNERSHIP                            OF BENEFICIAL OWNER            OF CLASS
--------------------                            -------------------            --------
1,090,900(1).........................  Benson Associates, LLC                   10.08%
                                       111 S.W. Fifth Avenue
                                       Suite 2130
                                       Portland, Oregon 97204
1,441,882(2)(3)......................  Codec Systems Limited                    13.32%
                                       Hyde House, Adelaide Road
                                       Dublin 2, Ireland
645,950(4)...........................  Dimensional Fund Advisors Inc.            5.97%
                                       1299 Ocean Avenue, 11th Floor
                                       Santa Monica, California 90401

---------------

(1) Based upon information contained in a Schedule 13G/A filed on February 5, 2003.

(2) Based upon information contained in a Schedule 13D/A filed on August 20, 2002.

(3) Anthony G. Stafford is the Chairman of the Board of Codec and owns 80 percent of Codec's issued and outstanding voting stock. He currently serves on the Board of Directors of the Company. Pursuant to a Standstill Agreement, dated August 15, 2002, among the Company, Codec and Mr. Stafford, Codec and Mr. Stafford have agreed, among other things, to vote, and use their best efforts to cause their officers, directors, managing personnel, affiliates, associates and immediate family to vote all of the shares of the Company's Common Stock owned by them for each of the Company's nominees for election to the Board and, in other matters, in accordance with the recommendation of the Company's Board, or, if so directed by the Board, pro rata with all other shareholders. For a copy of the Standstill Agreement, see Exhibit (a)(33) and (34) to the Schedule 14D-9. The Standstill Agreement terminates the day following the Company's 2003 Annual Meeting of Shareholders, or, if earlier, upon a change in control of the Company.

(4) Based upon information contained in a Schedule 13G/A filed on February 11, 2003. Dimensional Fund Advisors Inc. ("Dimensional"), an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts. These investment companies, trusts and accounts are referred to herein as the "Funds." In its role as investment advisor or manager, Dimensional possesses voting and/or investment power over the shares of the Company's Common Stock that are owned by the Funds, and may be deemed to be the beneficial owner of the shares of the Company's Common Stock. All shares of the Company's Common Stock are owned by the Funds, no one of which, to the knowledge of Dimensional, owns more than 5% of the shares of the Company's Common Stock. Dimensional disclaims beneficial ownership of such securities.

STOCK OWNERSHIP OF MANAGEMENT

     The following table sets forth, as of June 30, 2003, the beneficial ownership of shares of the Company's Common Stock by each of the Company's directors, Named Officers (as defined below under "Executive Compensation") and by all executive officers and directors of the Company as a group. The following table includes shares of Common Stock issuable within 60 days of June 30, 2003 upon the exercise of all options and other rights beneficially owned by the indicated stockholders on that date.

                                                          COMMON STOCK OF THE
                                                             COMPANY OWNED      PERCENT OF
NAME                                                        BENEFICIALLY(1)       CLASS
----                                                      -------------------   ----------
Geoffrey B. Bloom(2)....................................          49,696              *
Richard. L. Crandall(3).................................          89,751              *
Dennis G. Ganster(4)....................................         241,684           2.21%
Brian Hartlen(5)........................................          30,869              *
Brian Jarzynski(6)......................................          35,838              *
Kathryn A. Jehle(7).....................................          69,872
Kenneth Kane(8).........................................          49,583              *
David King(9)...........................................          67,889              *
John H. MacKinnon(10)...................................           4,100              *
Alan G. Merten(11)......................................          38,621              *
John F. Rockart(12).....................................          57,696              *
Anthony G. Stafford(13).................................       1,441,882          13.32%
All executive officers and directors as a group (12
  persons)(14)..........................................       2,177,481          19.58%

---------------

  *  Indicates ownership of less than 1% of the class.

 (1) To the best of the Company's knowledge, based on information reported by such directors and officers or contained in the Company's shareholder records. Unless otherwise indicated by any additional information included in the footnotes to the table, each of the named persons is presumed to have sole voting and investment power with respect to all shares shown.

 (2) Includes 11,500 shares that Mr. Bloom has, or within 60 days of June 30, 2003, 2003 will have, the right to acquire pursuant to the presently exercisable portion of options granted under the Directors Plan.

 (3) Includes 11,500 shares that Mr. Crandall has, or within 60 days of June 30, 2003 will have, the right to acquire pursuant to the presently exercisable portion of options granted under the Company's Directors Plan.

 (4) Includes 100,000 shares that Mr. Ganster has, or within 60 days of June 30, 2003 will have, the right to acquire pursuant to the presently exercisable portion of options granted under the Company's 1988 Stock Option Plan and the Company's 1998 Global Employees Stock Option Plan (collectively, the "Option Plans"). Mr. Ganster disclaims beneficial ownership of 5,000 shares reflected in the table that are owned by his spouse.

 (5) Includes 22,500 shares that Mr. Hartlen has, or within 60 days of June 30, 2003 will have, the right to acquire pursuant to the presently exercisable portion of options granted under the Company's Option Plans.

 (6) Includes 19,813 shares that Mr. Jarzynski has, or within 60 days of June 30, 2003 will have, the right to acquire pursuant to the presently exercisable portion of options granted under the Company's 1998 Stock Option Plan.

 (7) Includes 45,000 shares that Ms. Jehle has, or within 60 days of June 30, 2003 will have, the right to acquire pursuant to the presently exercisable portion of options granted under the Company's Option Plans.

 (8) Includes 25,000 shares that Mr. Kane has, or within 60 days of June 30, 2003 will have, the right to acquire pursuant to the presently exercisable portion of options granted under the Company's Option Plans.

 (9) Includes 34,500 shares that Dr. King has, or within 60 days of June 30, 2003 will have, the right to acquire pursuant to the presently exercisable portion of options granted under the Company's Option Plans and 1,500 shares reflected in the table that are owned by his daughter.

(10) Pursuant to an Agreement effective October 16, 2002, among the Company, Codec and Mr. MacKinnon, Mr. MacKinnon has agreed, among other things, to vote, and use his best efforts to cause his affiliates, associates and immediate family to vote, all of the shares of the Company's Common Stock owned by him for each of the Company's nominees for election to the Board and, in other matters, in accordance with the recommendation of the Company's Board, or, if so directed by the Board, pro rata with all other shareholders. For a copy of the Agreement, see Exhibit (a)(33) and (34) to the Schedule 14D-9. The Agreement terminates the day following the Company's 2003 Annual Meeting of Shareholders or, if earlier, upon a change in control of the Company.

(11) Includes 11,500 shares that Dr. Merten has, or within 60 days of June 30, 2003 will have, the right to acquire pursuant to the presently exercisable portion of options granted under the Company's Directors Plan.

(12) Includes 11,500 shares that Dr. Rockart has, or within 60 days of June 30, 2003 will have, the right to acquire pursuant to the presently exercisable portion of options granted under the Company's Directors Plan and 8,000 shares reflected in the table that are owned by his spouse.

(13) All of the 1,441,882 shares of stock are owned by Codec. Due to his ownership of 80% of the voting stock of Codec, Mr. Stafford may be considered the beneficial owner of those shares; however, Mr. Stafford has disclaimed beneficial ownership of the shares reflected in the table. See footnote 3 to "Principal Shareholders" for further information concerning shares owned by Codec.

(14) Includes 292,813 shares that certain directors and executive officers have, or within 60 days of June 30, 2003 will have, the right to acquire pursuant to the presently exercisable portion of options granted under the Company's Directors Plan and Option Plans and 5,000 shares referred to in Note (4) and 1,441,882 shares referred to in Note (13) above under "Stock Ownership of Management" as to which beneficial ownership is disclaimed.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table provides summary information concerning compensation paid by the Company and its subsidiaries to (or accrued on behalf of) (i) the Company's Chief Executive Officer, and (ii) the four other most highly compensated executive officers who were serving as executive officers at the end of fiscal year 2003 (the "Named Officers").

                                                                           LONG TERM
                                                                         COMPENSATION
                                                                     ---------------------
                                                                            AWARDS
                                              ANNUAL COMPENSATION    ---------------------
                                              --------------------   SECURITIES UNDERLYING    ALL OTHER
                                     FISCAL    SALARY      BONUS            OPTIONS          COMPENSATION
NAME AND PRINCIPAL POSITION           YEAR       ($)        ($)               (#)               ($)(1)
---------------------------          ------   ---------   --------   ---------------------   ------------
Dennis G. Ganster..................   2003     350,000         --                --              7,718
  President and Chief Executive
  Officer                             2002     348,100         --            20,000              8,820
                                      2001     300,000    100,000            20,000             12,759
Brian Hartlen(2)...................   2003     174,385         --                --              5,892
  Senior Vice President, Marketing    2002     158,900         --            10,000             10,914
                                      2001     135,169     35,300            20,000              8,901
Brian J. Jarzynski(3)..............   2003     169,346         --                --              6,208
  Senior Vice President, Chief        2002     152,700         --            20,000             10,681
  Financial Officer and Treasurer     2001     122,023     23,200            15,000              5,158
Kenneth Kane(4)....................   2003     200,000         --                --              6,629
  Senior Vice President, Direct       2002     188,800     87,700            40,000              6,972
  Operations                          2001     165,000     79,100             5,000             10,938
David King.........................   2003     216,000         --                --              7,320
  Senior Vice President, Product      2002     215,400         --            10,000             12,447
  Development and Chief Technology    2001     200,000     54,600                --             12,713
  Officer

---------------

(1) "All Other Compensation" for fiscal year 2003 is comprised of: (i) contributions made by the Company to the accounts (or accrued by the Company on behalf) of each of the Named Officers under the Company's and its subsidiaries' defined contribution plans, as follows: Mr. Ganster $6,500, Mr. Hartlen $5,232, Mr. Jarzynski $5,080, Mr. Kane $5,969 and Dr. King $6,000, and (ii) the dollar value of any premiums paid by the Company with respect to term life insurance for the benefit of each of the Named Officers (other than group life plans that do not discriminate in scope or terms of operations in favor of the executive officers, and are generally available to all salaried employees) as follows: Mr. Ganster $1,218, Mr. Hartlen $660, Mr. Jarzynski $1,128, Mr. Kane $660 and Dr. King $1,320.

(2) The amounts indicated for Mr. Hartlen reflect compensation paid to him in his capacity as Vice President of Marketing through February 2001 and Senior Vice President, Marketing for the remainder of fiscal year 2001.

(3) The amounts indicated for Mr. Jarzynski reflect compensation paid to him in his capacity as Corporate Controller and Chief Accounting Officer of the Company through February 2001, and Vice President, Chief Financial Officer and Treasurer of the Company for the remainder of fiscal year 2001. Mr. Jarzynski was promoted to Senior Vice President effective July 2002.

(4) The amounts indicated for Mr. Kane reflect compensation paid to him in his capacity as Vice President, Eastern U.S. Region through January 6, 2002 and Senior Vice President, Direct Operations for the balance of fiscal year 2002.

OPTION EXERCISES AND HOLDINGS

     The following table contains information regarding options exercised by the Named Officers during fiscal year 2003, and the value of options held by such officers as of June 30, 2003.

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR-END OPTION VALUES

                                                         NUMBER OF SECURITIES             VALUE OF UNEXERCISED
                                                        UNDERLYING UNEXERCISED                IN-THE-MONEY
                                                      OPTIONS AT FISCAL YEAR END       OPTIONS AT FISCAL YEAR END
                       SHARES ACQUIRED    VALUE                  (#)                             ($)(1)
                         ON EXERCISE     REALIZED   ------------------------------   ------------------------------
NAME                         (#)           ($)      EXERCISABLE   UNEXERCISABLE(2)   EXERCISABLE   UNEXERCISABLE(2)
----                   ---------------   --------   -----------   ----------------   -----------   ----------------
Dennis G. Ganster....         --            --        100,000          30,000          112,584          94,300
Brian Hartlen........         --            --         22,500          17,500           35,937          68,250
Brian J. Jarzynski...         --            --         19,813          24,937           28,516          93,094
Kenneth Kane.........         --            --         22,500          32,500           33,812         117,000
David King...........         --            --         34,500           7,500           45,973          32,250

---------------

(1) Calculated on the basis of the number of shares subject to each such option multiplied by the excess of the fair market value of a share of Common Stock at June 30, 2003 over the exercise price of such option.

(2) Stock options become fully exercisable, even if not otherwise exercisable, in the event of a change of control. See "Executive
    Compensation -- Employment Agreements and Termination/Change in Control Arrangements" below.

  EMPLOYMENT AGREEMENTS AND TERMINATION/CHANGE IN CONTROL ARRANGEMENTS

     Under the 1998 Global Employee Stock Option Plan (the "1998 Plan"), stock options were granted to employees (including the Named Officers) and such stock options become fully exercisable, even if not otherwise exercisable, in the event of a change in control. As of June 30, 2003, 1,250,513 shares of the Company's Common Stock were subject to outstanding options under the 1998 Plan.

     As of June 1, 1998, the Company entered into Change in Control Severance Agreements with the following officers: Dennis G. Ganster and Dr. David R. King. The Change in Control Severance Agreements were amended as of November 30, 1999, and Mr. Ganster's agreement was again amended on June 22, 2003. The Company entered into Change in Control Severance Agreements with Brian Hartlen and Brian
J. Jarzynski as of February 9 and February 16, 2001, respectively. The Company entered into a Change in Control Severance Agreement with Kenneth Kane as of January 7, 2002. The Change in Control Severance Agreements that the Company has entered into with its officers are collectively referred to as the "Change in Control Agreements."

     The Change in Control Agreement between Mr. Ganster, the Chairman, President and Chief Executive Officer, and the Company generally provides that in the event of termination of Mr. Ganster's employment within two years following a change in control of the Company, Mr. Ganster will be entitled to a cash severance benefit equal to three times his annual base salary as in effect at the time of the change in control, plus an amount equal to three times the average of his incentive bonus (excluding any special bonus payments) paid for the three fiscal years immediately preceding the fiscal year of the change in control. On June 22, 2003, Mr. Ganster's Change in Control Agreement was amended to provide that upon the acceptance for payment by Purchaser of Shares sufficient to meet the Minimum Condition, Mr. Ganster's cash severance benefit would be reduced by $6,000. This severance payment is to be paid in a lump sum cash payment within ten days following Mr. Ganster's termination of employment. Payments made later than this ten day period will be subject to interest at the prime rate plus two percent, which begins to accrue on the tenth day following the termination of employment.

     The Change in Control Agreements between the Company and each of Messrs. Hartlen, Jarzynski and Kane and Dr. King generally provide that in the event of termination of such officer's employment within two years following a change in control of the Company, such officer will be entitled to a cash severance benefit equal to two times such officer's annual base salary, as in effect at the time of the change in control, plus an amount equal to two times the average of his annual incentive bonus paid for the immediately preceding three fiscal years for periods during which they were senior executives reporting to the President of the Company (excluding any special bonus payments). Bonuses paid for a partial fiscal year of service as a senior executive shall be proportionately increased so as to give the bonuses the effect of an amount for a full fiscal year. Such severance payments are to be paid in a lump sum cash payment within ten days following such officer's termination of employment. Payments made later than this ten day period will be subject to interest at the prime rate plus two percent, which begins to accrue on the tenth day following the termination of employment.

     Each of the Change in Control Agreements provides that payments under this Agreement or any other plans, agreements or policies of the Company shall not be subject to the golden parachute cap under Sections 280G and 4999 of the Internal Revenue Code ("Code"). To the extent that the aggregate parachute payments equal or exceed the golden parachute cap set forth in Sections 280G and 4999 of the Code, the Company shall pay the executive an amount equal to a portion of the excise taxes owed by the executive on behalf of payments under the Change in Control Agreements or other golden parachute amounts.

     For purposes of the 1998 Plan, the Directors Plan and each of the Change in Control Agreements, the term "change in control" means (a) the election of a Board of Directors of the Company, a majority of the members of which were nominees of a person (including an individual, a corporation, partnership, joint venture, trust or other entity) or a group of persons acting together (other than persons who were members of the Board of Directors or officers of the Company as of August 14, 1998 for the 1998 Plan and the Directors Plan, and as of June 1, 1998 for the Change in Control Agreements, or certain tax-qualified retirement plans of the Company (collectively, the "Exempted Persons")), following the acquisition by such person of twenty-five percent, or more, of the outstanding Common Stock of the Company; (b) the acquisition of ownership by a person (other than Exempted Persons) of fifty-one percent or more of the outstanding Common Stock of the Company; (c) a sale of all or substantially all of the assets of the Company to any entity not controlled by persons who were members of the Board of Directors or officers of the Company as of August 14, 1998 for the 1998 Plan and the Directors Plan, and as of June 1, 1998 for the Change in Control Agreements, or by any tax-qualified retirement plan for the benefit of employees of the Company; or (d) a merger, consolidation or other similar transaction between the Company and another entity if a majority of the members of the Board of Directors of the surviving company were not Continuing Directors. "Continuing Directors" means persons (x) who were members of the Board of Directors of the Company immediately before the change in control, and
(y) who also were members of the Board of Directors of the Company as of August 14, 1998 for the 1998 Plan and the Directors Plan, and as of June 1, 1998 for the Change in Control Agreements, or are new directors whose election by the Board of Directors, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors in office at the time of such election or nomination who either were directors as of August 14, 1998 for the 1998 Plan and the Directors Plan, and as of June 1, 1998 for the Change in Control Agreements, or whose election or nomination for election was previously approved as provided above. The acceptance for payment by Purchaser of a number of Shares sufficient to meet the Minimum Condition will constitute a "change in control" for purposes of each of the 1998 Plan, the Directors Plan and each of the Change in Control Agreements.

     For purposes of each of the Change in Control Agreements, the term "termination of employment" is defined as (a) the officer's involuntary termination by the Company for any reason other than death, disability, retirement or cause; or (b) the officer's termination for (i) any reassignment or change in the identity or corporate position to whom the officer reports, or a change in title (other than a promotion); (ii) any reduction in the officer's base salary or failure by the Company to continue any bonus, stock or incentive plans; (iii) the discontinuance or reduction in benefits to the officer of any qualified or nonqualified retirement or welfare plan or the discontinuance of any fringe benefits or other perquisites; (iv) the required relocation of the officer's principal place of employment by more than fifty miles or more frequent and/or longer required business traveling (other than on account of a promotion); or (v) the Company's breach of any provision of the Change in Control Agreement.

     On June 19, 2003, each of Brian Hartlen and David King executed letter agreements regarding their continued employment by the Company following consummation of the Offer. Each agreement takes effect simultaneously with the acceptance for payment by Purchaser of any Shares pursuant to the Offer (the "Effective Date").

     Pursuant to Mr. Hartlen's letter agreement, he will be employed until December 31, 2003 as Vice President, Marketing of the Company and thereafter as Vice President, Marketing of a wholly owned subsidiary of Geac. Mr. Hartlen will be paid a salary of $175,000 per annum, subject to annual review, be eligible for participation in Geac's bonus program, and be granted an option to purchase 50,000 common shares of Geac following closing of the Merger.

     Pursuant to Dr. King's letter agreement, he will be employed until December 31, 2003 as Vice President, Technology of the Company and thereafter as Vice President, Technology of a wholly owned subsidiary of Geac. Mr. King will be paid a salary of $216,000 per annum, subject to annual review, be eligible for participation in Geac's bonus program, and be granted an option to purchase 50,000 common shares of Geac following closing of the Merger.

     The letter agreements for each of Mr. Hartlen and Dr. King contain substantially similar change in control provisions. Under each agreement, in the event of termination at any time prior to the second anniversary of the effective date of the Merger, the existing provisions of Mr. Hartlen's and Dr. King's Change in Control Agreements with the Company shall be in effect. After that time, if, within twelve months after a change in control of Geac, Mr. Hartlen or Dr. King are either terminated, other than for cause, or there occurs a change effecting their employment to which they did not consent and within 90 days thereafter they resign from their position, Mr. Hartlen and Dr. King shall receive a Termination Payment, as defined in the letter agreements. A Termination Payment is an amount equal to Mr. Hartlen's or Dr. King's base salary, as applicable, in respect of the immediately preceding year plus the average of their bonuses with respect to each of the three preceding years or, if they have been employed by the Company for less than three years, the average of their bonuses with respect to each of the years in which they have worked for the Company. The Company also agreed to maintain all benefits of employment for twelve months from the date of termination.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee currently consists of Mr. Bloom and Drs. Merten and Rockart. During fiscal year 2003, no member of the Compensation Committee served as an officer or employee of the Company or any of its subsidiaries nor had any member of the Compensation Committee formerly served as an officer of the Company or any of its subsidiaries. During fiscal year 2003, none of the executive officers of the Company served on the board of directors or on the compensation committee of any other entity, any of whose executive officers served either on the Board of Directors or on the Compensation Committee of the Company.

                         COMPENSATION COMMITTEE REPORT

     The responsibilities of the Compensation Committee include recommending to the Board of Directors the compensation for the executive officers of the Company, who during fiscal year 2003 were Mr. Ganster, Dr. King, Mr. Hartlen, Mr. Jarzynski, and Mr. Kane. The Committee also considers recommendations from the Chief Executive Officer for compensation of other officers of the Company and recommends to the Board of Directors approval or changes in those recommendations. The Committee also grants stock options to officers and employees under the 1998 Plan.

     The Committee met three times in fiscal year 2003.

     The Company's executive compensation program is designed to give executives a balanced incentive package which encourages the achievement of both short-term and long-term performance goals and which rewards improvement in shareholder value. The Committee believes that the compensation program is essential to the Company's effort to attract and retain key executives. The Committee also believes that the

Company's compensation program should encourage the executive officers to align their interests with the shareholders by conditioning a significant portion of executive compensation on increases in shareholder value.

     The executive compensation program consists of three main components: base salary, performance bonuses and stock-based incentives. In addition, the executive officers participate in the Company's employee benefit plans generally on the same terms as other Company employees.

BASE SALARY

     The base compensation of Mr. Ganster as the Chief Executive Officer of the Company had been increased to $350,000 for fiscal year 2002. In light of the Company's performance in fiscal year 2002, the Committee did not increase the base compensation of Mr. Ganster, Dr. King or Mr. Kane for fiscal year 2003. On Mr. Ganster's recommendation and in recognition of their increased responsibility and performance, Mr. Hartlen and Mr. Jarzynski received increases of 10% and 11% respectively for fiscal year 2003.

PERFORMANCE BONUSES

     The Committee adopted an incentive plan for executive officers for fiscal year 2003 that called for target payments equal to 60% of base salary for the Chief Executive Officer, 50% of base salary for Mr. Kane, and 40% of base salary for the other executive officers if the Company achieved specific targets for both revenue growth and earnings per share (after allowance for nonrecurring charges and events). The incentive payment target amounts were based 50% on revenue growth targets and 50% on earnings per share targets, and unless specified threshold targets for both revenue growth and earnings per share were met no amounts would be paid. If the Company exceeded certain specified targets, the executives would share in the Company's increased revenue, up to a maximum incentive payment of 100% of base salary for Mr. Ganster and 60% of base salary for the other executives. The Company did not achieve the threshold targets, so no target performance bonuses were or will be paid for fiscal year 2003.

STOCK OPTION AWARDS

     Stock option awards are an important means by which the Committee directly links executive officers' compensation to the appreciation in value realized by all of the Company's shareholders. Under the Company's stock option plans, options are granted at exercise prices equal to the market price on the date of grant and therefore have no value to the executive unless the Company's stock appreciates. In making awards, the Committee considers each executive's responsibilities and performance as well as the existing level of stock options held by each executive.

     During fiscal year 2003 the Committee granted no stock options to Mr. Ganster or any of the other senior executives, because prior to the time at which the Committee would normally have made annual option grants to officers and key employees, the Company had entered into the Merger Agreement.

OTHER

     The Company recently amended Mr. Ganster's severance agreement to reduce by $6,000 amounts payable to him in the event his employment is terminated following the consummation of the Offer.

DEDUCTIBILITY OF EXECUTIVE COMPENSATION

     The Company from time to time reviews the extent to which its executive compensation arrangements are subject to the provisions of the Code and related regulations limiting the deductibility of executive compensation in excess of $1,000,000 paid to any of the five most highly compensated executive officers of the Company in any fiscal year which does not qualify for an exemption under the statute or proposed regulations. The 1988 Stock Option Plan and the 1998 Plan include restrictions intended to exempt option grants under these plans from the limit on deductibility. The Committee does not presently believe that the other components of the Company's compensation program are likely to result in payments to any executive officer in any year in excess of $1,000,000, other than the Company's severance arrangements discussed below, and therefore has concluded that no further action with respect to qualifying such compensation for deductibility is necessary at this time. The Committee does not presently expect that severance payments made to the executive officers as a result of the Offer and Merger will result in payments subject to these limitations on deductibility.

                                        COMPENSATION COMMITTEE,
                                        as of June 30, 2003

                                        Geoffrey B. Bloom, Chair
                                        Alan G. Merten
                                        John F. Rockart

Dated: June 30, 2003

                               SHAREHOLDER RETURN

     Set forth below is a graph comparing the cumulative total return on the Company's Common Stock from June 30, 1997 through May 31, 2003 with the Standard and Poor's Application Software Index (the "S&P Application Software Index") and The Nasdaq Stock Market (U.S.) Index (the "Nasdaq US Index"). The graph assumes that the value of the investment in the Company's Common Stock, the S&P Application Software Index and the Nasdaq US Index was $100 on June 30, 1997 and that all dividends were reinvested.

     The graph displayed below is presented in accordance with SEC requirements. Stockholders are cautioned against drawing any conclusions from the data contained therein, as past results are not necessarily indicative of future performance. This graph in no way reflects the Company's forecast of future financial performance.
(PERFORMANCE GRAPH)

                                                        COMSHARE,                 NASDAQ STOCK              S & P APPLICATION
                                                      INCORPORATED                MARKET (U.S.)                 SOFTWARE
                                                      ------------                -------------             -----------------
6/97                                                     100.00                      100.00                      100.00
6/98                                                      63.13                      131.63                      120.78
6/99                                                      24.75                      189.11                       40.38
6/00                                                      38.38                      279.62                       42.49
6/01                                                      25.94                      151.89                       39.82
6/02                                                      17.78                      103.47                       16.68
5/03                                                      27.07                      113.06                       17.72

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act, requires the Company's officers and directors, and persons who own more than 10 percent of a registered class of the Company's equity securities, to file reports of their ownership with the SEC. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) reports they file. Specific due dates for these reports have been established and the Company is required to report in this proxy statement any delinquent filings and failures to file such reports.

     Based solely on its review of the copies of such reports received by it and written representations of its incumbent directors and officers, the Company believes that, during the period from July 1, 2002 to June 30, 2003, all of these applicable requirements were complied with by each of its directors, officers and greater than ten percent beneficial owners.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

RELATIONSHIP WITH BRYANT PARK CAPITAL, INC.

     For a summary of the Company's existing relationship with Bryant Park Capital, see "Item 5. Persons/ Assets, Retained, Employed, Compensated or Used" in the Schedule 14D-9, to which this Information Statement forms Annex B, which is incorporated in this Information Statement by reference.

RELATIONSHIP WITH CODEC SYSTEMS LIMITED

     Codec is one of the Company's principal shareholders and distributors. Anthony G. Stafford, a member of the Company's Board of Directors, is the Chairman of Codec and owns 80% of Codec's issued and outstanding voting stock. Software revenue of $823,000 was received by the Company from Codec in fiscal year 2003. Codec's contractual terms and conditions are not materially different from those of the Company's other distributors. In connection with its relationship as a distributor for the Company, Codec had outstanding accounts receivable due the Company during fiscal year 2003 for amounts up to $316,000. As of June 27, 2003, Codec's accounts receivable due the Company was $153,000. Interest on delinquent amounts owed by Codec accrues at the rate of 1.5 percent per month, or the maximum rate permitted by applicable law, whichever is less.

RELATIONSHIP WITH GEAC

     For a summary of the Company's existing relationship with Geac, see "Item
3. Past Contacts, Transactions, Negotiations and Agreements -- Confidentiality Agreement," "-- The Merger Agreement," "-- Indemnification and Insurance,"
"-- Representation on the Board," "-- Top-Up Option," "-- Benefit Plans" and
"-- Stock Options" in the Schedule 14D-9, to which this Information Statement forms Annex B, which is incorporated in this Information Statement by reference.

                                   EXHIBIT I

                                       TO
                             COMSHARE, INCORPORATED
                       INFORMATION STATEMENT PURSUANT TO
              SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER

                                 GEAC DESIGNEES

NAME                             AGE            PRINCIPAL OCCUPATION AND OTHER INFORMATION
----                             ---            ------------------------------------------
Hema Anganu                      42    Ms. Anganu has served as Geac's Treasurer since September
                                       1999. She served as Geac's Director, Financial Reporting and
                                       Analysis from 1998 to 1999, Controller, Corporate Finance
                                       from 1996 to 1998, and Manager, Corporate Finance from 1991 to 1996.
Anna C. Forgione                 38    Ms. Forgione has served as Geac's Director, Legal Services since January 2002. From 1999 to January 2002, she served as
                                       Geac's Associate Legal Counsel. From 1998 until she joined
                                       Geac in 1999, she was the Co-Founder and Assistant General
                                       Counsel of Telephony At Work, Inc.
Steven Horniak                   33    Mr. Horniak has served as Geac's Director of Accounting
                                       since May 2002. From June 2000 to May 2002, he was Geac's
                                       Manager of Planning and Analysis. From August 1997 to June
                                       2000, he was Manager of Financial Planning and Corporate
                                       Reporting at Nestle Canada Inc., a food and beverage
                                       company.
Ruth Klein                       48    Ms. Klein has served as Geac's Vice President, Legal Affairs since 2002. Prior to that appointment, Ms. Klein served as
                                       Geac's Assistant General Counsel from 1996 to 2002.
Derek J. Murphy                  45    Mr. Murphy has served as Chief Executive Officer of
                                       Barnridge Inc., an investment and advisory services company, since 1997. He is also President and Chief Executive Officer of King William Development Limited, a residential real
                                       estate development company. From February 1998 to November
                                       1998, Mr. Murphy was Chief Executive Officer of Canadian
                                       Blood Bank Inc. Mr. Murphy served as Managing Director of
                                       Gordon Capital Corporation from 1996 to 1997, Executive
                                       Director, Investment Banking at Swiss Bank Corporation
                                       Warburg from 1992 to 1996, and Vice President, Mergers and
                                       Acquisitions at J.P. Morgan & Co. from 1986 to 1992.
Lou J. Pagotto                   46    Mr. Pagotto has served as Geac's Director of Financial
                                       Planning and Analysis since June 2002. Prior to that
                                       appointment, Mr. Pagotto served as Geac's Director of
                                       Finance for Industry Specific Applications from December
                                       2001 to June 2002, Director of Mergers and Acquisitions from
                                       September 2000 to December 2001 and Director of Management
                                       Reporting from 1999 to September 2000. Prior to joining
                                       Geac, he served as Corporate Controller at Algorithmics
                                       Incorporated, a software company, from 1997 to 1999.
James M. Riley                   37    Mr. Riley has served as Geac's North American Controller
                                       since September 2002. Prior to joining Geac, he served as
                                       Corporate Controller at T/R Systems, Inc., a provider of
                                       software solutions to the printing and publishing industry, from January 1999 to September 2002 and as Corporate
                                       Controller at Ross Systems, Inc., a software company, from
                                       1993 to January 1999.

NAME                             AGE            PRINCIPAL OCCUPATION AND OTHER INFORMATION
----                             ---            ------------------------------------------
John L. Sherry, III              48    Mr. Sherry has served as Geac's Senior Vice President,
                                       Marketing and Strategic Alliances since February 2002. Prior to joining Geac, he served in 2001 as Senior Vice President,
                                       Marketing and Business Development for ViryaNet, a publicly held software company providing workforce management
                                       solutions for field service operations. From 1999 to 2001,
                                       Mr. Sherry served as Vice President, Marketing for
                                       Excelergy, a venture-backed company providing software to
                                       the deregulating energy and utilities industries. From 1996 to 1999, he served as Executive Director of Marketing for
                                       the Kenan Systems unit of Lucent Technologies.
Craig C. Thorburn                42    Mr. Thorburn has served as Geac's Senior Vice President,
                                       Mergers & Acquisitions, and Corporate Secretary since
                                       December 2001. Mr. Thorburn has also been with the Toronto office of Blake, Cassels & Graydon LLP since 1985, where he became a partner in 1993 and where he continues his practice involving mergers and acquisitions, and business and
                                       regulatory law. Mr. Thorburn is also a director of Vivendi
                                       Universal Exchangeco Inc.